UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10/A

Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

SOUTHWESTERN WATER EXPLORATION CO.

(Exact Name of the Registrant as Specified in its Charter)

Colorado	84-1062895
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

PO BOX 181062, DENVER, COLORADO 80218

  (Address of Principal Executive Offices and Zip Code)

303-395-3855

(Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $0.001

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	X

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

ITEM 1: DESCRIPTION OF BUSINESS

Our Company

Southwestern Water Exploration Co., a Colorado corporation, (“Southwestern Water”, “we", "us" or “our”) is a publicly quoted shell company seeking to create value for its shareholders by merging with another entity with experienced management and opportunities for growth in return for shares of our common stock.

No potential merger candidate has been identified at this time.

We do not propose to restrict our search for a business opportunity to any particular industry or geographical area and may, therefore, engage in essentially any business in any industry. We have unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions, and other factors.

The selection of a business opportunity in which to participate is complex and risky. Additionally, we have only limited resources and may find it difficult to locate good opportunities. There can be no assurance that we will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to us and our shareholders. We will select any potential business opportunity based on our management's best business judgment.

Our activities are subject to several significant risks, which arise primarily as a result of the fact that we have no specific business, and may acquire or participate in a business opportunity based on the decision of management, which potentially could act without the consent, vote, or approval of our shareholders. The risks faced by us are further increased as a result of its lack of resources and our inability to provide a prospective business opportunity with significant capital.

Our History

Southwestern Water, formerly Star Acquisitions Corporation, was incorporated in the State of Colorado on July 10, 1987.

On October 23, 1993, we acquired American Institute of Formation Evaluation Co., a Colorado corporation ("AIFECO"), as a wholly owned subsidiary in exchange for 4,500,000 shares of our common stock. Prior to the acquisition, AIFECO was controlled by two of our officers and directors, Steven Misner and Barbara McAllister. On November 12, 1993, we changed our name to Southwestern Water Exploration Co. Our principal offices were located at 4391 S. Pearl Street, Las Vegas, Nevada 89121.

We were a development stage company engaged in the principal activity of exploring and producing potable water from deep aquifers throughout the American Southwest. We intended to accomplish our business plan by acquiring water rights to deep reservoirs to provide supplies of fresh water to cities, municipalities and farmers in the Southwest.

We filed our last audited financial statements for the years ended March 31, 2002 and 2001 on August 28, 2002.

We filed our last unaudited periodic report for the three and six months ended September 30, 2002 on November 14, 2002.

On December 8, 2002, Steven B. Misner resigned as Chief Executive Officer and a Director and Barbara J. McAllister resigned as Chief Financial Officer, Secretary, Treasurer and a Director, and Tor S. Boswick was appointed as our Chief Executive Officer and Chairman of the Board.

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On December 23, 2002, we announced that we had retained the accounting firm of Gelfond Hochstadt Pangburn, P.C. for the purposes of conducting an internal independent investigation of our business operations for the fiscal years 2001 and 2002.

On January 3, 2003, Gary Beach, resigned as a director.

During January 2003, we relocated our offices to 600 17th Street, Suite 220N, Denver, Colorado, 80202.

On January 23, 2003, KPMG LLP resigned as our independent auditors.

Subsequently we relocated our offices to 15115 Park Row, Suite 130, Houston, Texas, 77084 and began doing business as Aqua4, Inc.

On September 15, 2003, Mr. Thomas Lenney resigned as our President, chief operating officer and director.

On October 21, 2003, Mr. J. David Hershberger resigned as a director leaving Mr. Tor Boswick as the sole remaining director of the Company.

On November 20, 2003, we filed a voluntary petition in bankruptcy in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) under Title 11, Chapter 7 of the United States Code.  The case was assigned # 03-46510-H3-7.  Mr. Joseph Hill was appointed bankruptcy trustee on November 20, 2003. On May 3, 2006, the Bankruptcy Court authorized the sale of all of our assets, including our ownership of AIFECO, to a company controlled by a former director and shareholder of ours for $25,000. On July 9, 2009, our Chapter 7 case was closed by the Bankruptcy court. We emerged from the bankruptcy with no business or assets, outstanding liabilities of $871,044 and remained dormant for a number of years.

Effective January 13, 2011, Adams County District Court of Colorado, in response to a complaint filed by one of our shareholders under Case Number 2010CV1969, authorized a meeting of our shareholders’ to be held on March 4, 2011 for the sole purpose of enabling our shareholders to elect a new Board of Directors. On March 4, 2011, we held our Annual Meeting of Stockholders (the "Meeting") pursuant to the above-mentioned Court Order. At the Meeting, David J. Cutler was appointed our sole director and officer, effective immediately.

Effective March 15, 2011, we filed a Form 15 and ceased to be an SEC reporting company.

At a Board meeting held on June 22, 2012:

i)	Ms. Mari Christie was appointed as a director of Southwestern Water and was issued 50,000 shares of our common stock with a value of $80 ($0.0016 per share) as compensation for her role as a non-executive director,

ii)	Mr. Cutler was issued 93,480,769 shares of our common stock with a value of $149,569 ($0.0016 per share) as reimbursement for expenses he had incurred on our behalf and as compensation for his role as an executive director and officer of the Southwestern Water, and

iii)	A consultant to the Southwestern Water was issued 5,000,000 shares of our common stock valued at $8,000 ($0.0016 per share) as compensation for his services to us.

Effective July 9, 2013, all of our liabilities that had been outstanding as of July 9, 2009 when our Chapter 7 case was closed by the Bankruptcy court became statute barred under State law.

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At a Shareholders’ meeting held on August 14, 2012, a majority of shareholders voted to:

i)	Re-elect Mr. Cutler and Ms. Christie as our directors,

ii)	Transfer our domicile from Colorado to Delaware,

iii)	Change our name to a name to be determined by the Board,

iv)	Complete a 50:1 reverse split in the number of our commons shares, increase the number of our authorized common shares from 150,000,000 to 500,000,000, and increase the number of our preferred shares from 50,000,000 to 100,000,000.

On August 16, 2012, Ms. Christie resigned as a director of the Company.

We transferred our domicile from Colorado to Delaware by merging into a Delaware corporation called Southwestern Water Exploration Co. Our authorized share capital remained unchanged - 200,000,000 authorized shares with a par value of $0.001, 150,000,000 authorized common shares and 50,000,000 authorized preferred shares.

We subsequently entered into a merger and reorganization agreement with our two newly formed, wholly owned, Delaware incorporated, subsidiary companies, SW2012 Inc. and SW Holding Co. However, we were unable to obtain FINRA approval for the proposed merger and reorganization agreement, reverse split or change in authorized share capital, all of which have now been abandoned. On December 31, 2016, we transferred our domicile back to Colorado from Delaware by merging SW Inc. and SW Holdings with a newly formed Colorado corporation, Southwestern Water Exploration Co.

On February 23, 2017, Mr. Cutler resigned as President, CEO and CFO, and Mr. Redgie Green was appointed as President, CEO and CFO, our sole director and officer.

Revenue

We have no revenues for the years ended March 31, 2017 and 2016, for the three and six-month period ended September 30, 2017 or for the period from September 30, 2017 through the date of this filing. We do not anticipate recognizing any revenues in the quarter ending December 31, 2017.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 10 contains forward-looking statements that may be affected by matters outside our control that could cause materially different results.

Some of the information in this Form 10-12g contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. These statements express, or are based on, our expectations about future events. Forward-looking statements give our current expectations or forecasts of future events. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as, "may", "will", "expect", "intend", "project", "estimate", "anticipate", "believe" or "continue" or the negative thereof or similar terminology. They include statements regarding our:

/_/	financial position,
/_/	business plans,
/_/	budgets,
/_/	amount, nature and timing of capital expenditures,
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/_/	cash flow and anticipated liquidity,
/_/	future operations of unknown nature costs,
/_/	acquisition and development of other technology,
/_/	future demand for any products and services acquired,
/_/	operating costs and other expenses.

Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Factors that could cause actual results to differ materially from expected results are described under "Risk Factors" and include:

/_/	general economic conditions,
/_/	our cost of operations,
/_/	our ability to generate sufficient cash flows to operate,
/_/	availability of capital,
/_/	the strength and financial resources of our competitors,
/_/	our ability to find and retain skilled personnel, and
/_/	the lack of liquidity of our common stock.

Any of the factors listed above and other factors contained in this Form 10 could cause our actual results to differ materially from the results implied by these or any other forward-looking statements made by us or on our behalf. We cannot assure you that our future results will meet our expectations. When you consider these forward-looking statements, you should keep in mind these risk factors and the other cautionary statements in this Form 10. Our forward-looking statements speak only as of the date made.

General Business Plan

Our business plan to seek a merger has many uncertainties which pose risks to investors.

We intend to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to us by persons or firms which desire to seek the advantages of an issuer who has complied with the Securities Act of 1934 (the “1934 Act”). We will not restrict our search to any specific business, industry or geographical location, and we may participate in business ventures of virtually any nature. This discussion of our proposed business is purposefully general and is not meant to be restrictive of our unlimited discretion to search for and enter into potential business opportunities. We anticipate that we may be able to participate in only one potential business venture because of our lack of financial resources. We may seek a business opportunity with entities which have recently commenced operations, or that desire to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. All of these activities have risk to investors including dilution and management.

We expect that the selection of a business opportunity will be complex. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, we believe that there are numerous firms seeking the benefits of an issuer who has complied with the 1934 Act. Such benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for

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incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all stockholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. We have, and will continue to have, essentially no assets to provide the owners of business opportunities. However, we will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in an issuer who has complied with the 1934 Act without incurring the cost and time required to conduct an initial public offering.

The analysis of new business opportunities will be undertaken by, or under the supervision of, our Board of Directors. We intend to concentrate on identifying preliminary prospective business opportunities which may be brought to our attention through present associations of our director, professional advisors or by our stockholders. In analyzing prospective business opportunities, we will consider such matters as (i) available technical, financial and managerial resources; (ii) working capital and other financial requirements; (iii) history of operations, if any, and prospects for the future; (iv) nature of present and expected competition; (v) quality, experience and depth of management services; (vi) potential for further research, development or exploration; (vii) specific risk factors not now foreseeable but that may be anticipated to impact the proposed activities of the company; (viii) potential for growth or expansion; (ix) potential for profit; (x) public recognition and acceptance of products, services or trades; (xi) name identification; and (xii) other factors that we consider relevant. As part of our investigation of the business opportunity, we expect to meet personally with management and key personnel. To the extent possible, we intend to utilize written reports and personal investigation to evaluate the above factors.

We will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

Acquisition Interest

In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another company or entity. We may also acquire stock or assets of an existing business. Upon consummation of a transaction, it is probable that our present management and stockholders will no longer be in control of us. In addition, our sole director may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of our stockholders, or sell his stock in us. Any such sale will only be made in compliance with the securities laws of the United States and any applicable state.

It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under application federal and state securities laws. In some circumstances, as a negotiated element of the transaction, we may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after it has successfully consummated a merger or acquisition and is no longer considered an inactive company.

The issuance of substantial additional securities and their potential sale into any trading market which may develop in our securities may have a depressive effect on the value of our securities in the future. There is no assurance that such a trading market will develop.

While the actual terms of a transaction cannot be predicted, it is expected that the parties to any business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the business transaction in a so-called “tax-free” reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the “Code”). In order to obtain tax-free treatment under the Code, it may be necessary for the owner of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, our stockholders would retain less than 20% of the issued and outstanding shares of the surviving entity. This would result in significant dilution in the equity of our stockholders.

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As part of our investigation, we expect to meet personally with management and key personnel, visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of our limited financial resources and management expertise. The manner in which we participate in an opportunity will depend on the nature of the opportunity, the respective needs and desires of both parties, and the management of the opportunity.

With respect to any merger or acquisition, and depending upon, among other things, the target company’s assets and liabilities, our stockholders will in all likelihood hold a substantially lesser percentage ownership interest in us following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event we acquire a target company with assets and expectations of growth. Any merger or acquisition can be expected to have a significant dilutive effect on the percentage of shares held by our stockholders.

We will participate in a business opportunity only after the negotiation and execution of appropriate written business agreements. Although the terms of such agreements cannot be predicted, generally we anticipate that such agreements will (i) require specific representations and warranties by all of the parties; (ii) specify certain events of default; (iii) detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing; (iv) outline the manner of bearing costs, including costs associated with the Company’s attorneys and accountants; (v) set forth remedies on defaults; and (vi) include miscellaneous other terms.

As stated above, we will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. If such audited financial statements are not available at closing, or within time parameters necessary to insure our compliance within the requirements of the 1934 Act, or if the audited financial statements provided do not conform to the representations made by that business to be acquired, the definitive closing documents will provide that the proposed transaction will be voidable, at the discretion of our present management. If such transaction is voided, the definitive closing documents will also contain a provision providing for reimbursement for our costs associated with the proposed transaction.

Competition

We believe we are an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns that have significantly greater financial and personnel resources and technical expertise than we have. In view of our limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to our competitors.

Investment Company Act 1940

Although we will be subject to regulation under the Securities Act of 1933, as amended, and the 1934 Act, we believe we will not be subject to regulation under the Investment Company Act of 1940 (the “1940 Act”) insofar as we will not be engaged in the business of investing or trading in securities. In the event we engage in business combinations that result in us holding passive investment interests in a number of entities, we could be subject to regulation under the 1940 Act. In such event, we would be required to register as an investment company and incur significant registration and compliance costs. We have obtained no formal determination from the SEC as to our status under the 1940 Act and, consequently, any violation of the 1940 Act would subject us to material adverse consequences. We believe that, currently, we are exempt under Regulation 3a-2 of the 1940 Act.

Intellectual Property

Following the sale of our entire business and all of our assets by our trustee in bankruptcy effective May 3, 2006, we own no intellectual property.

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Employees

We presently have no full time executive, operational or clerical staff.

Mr. Cutler was a director of ours and our sole, part time officer from March 4, 2011 until his resignation effective February 23, 2017.

Ms. Christie was a non-executive director of ours from July 22, 2012 through August 14, 2014.

Mr. Redgie Green was appointed as a director and our sole, part time officer effective February 23, 2017.

Factors Effecting Future Performance

The factors affecting our future performance changed dramatically as a result of our filing for bankruptcy effective November 20, 2003, the sale of our entire business and all of our assets by the trustee in bankruptcy effective May 3, 2006, the closure of out bankruptcy case effective July 9, 2009 and the appointment of our new board of directors in March 2011. Rather than an operating business, our goal is to obtain debt and/or equity finance meet our ongoing operating expenses and attempt to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders.

Although there is no assurance that this series of events will be successfully completed, we believe we can successfully complete an acquisition or merger which will enable us to continue as a going concern. Any acquisition or merger will most likely be dilutive to our existing stockholders.

The factors affecting our future performance are listed and explained below under the section “Risk Factors” below:

ITEM 1A: RISK FACTORS

We need to find financing for our business idea which is uncertain and risky.

Our plan of operation is to obtain debt or equity finance to meet our ongoing operating expenses and attempt to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. There can be no assurance that any of the events can be successfully completed, that any such business will be identified or that any stockholder will realize any return on their shares after such a transaction has been completed. In particular, there is no assurance that any such business will be located or that any stockholder will realize any return on their shares after such a transaction. Any merger or acquisition completed by us can be expected to have a significant dilutive effect on the percentage of shares held by our current stockholders.

We believe we are an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns that have significantly greater financial and personnel resources and technical expertise than we have. In view of our limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to our competitors.

You should be aware that there are various risks associated with our business, including the risks discussed below. You should carefully consider these risk factors, as well as the other information contained in this Registration Statement, in evaluating our business and us.

Rather than our previous operating business, our business is now to seek to raise the debt and/or equity to meet our ongoing operating expenses and attempt to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. There can be

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no assurance that this series of events will be successfully completed or that any stockholder will realize any return on their shares after the new business plan has been implemented.

RISKS RELATED TO OUR COMPANY

WE HAVE INCURRED SIGNIFICANT LOSSES AND ANTICIPATE FUTURE LOSSES

As of March 31, 2017, we had an accumulated deficit in excess of $6 million and a stockholders’ deficit of approximately $297,000.

As of September 30, 2017, we had an accumulated deficit in excess of $6 million and a stockholders’ deficit of approximately $306,000.

Future losses are likely to occur as, until we are able to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders as we have no sources of income to meet our operating expenses. As a result of these, among other factors, we received from our registered independent public accountants in their report for the financial statements for the years ended March 31, 2017 and 2016, an explanatory paragraph stating that there is substantial doubt about our ability to continue as a going concern.

OUR EXISTING FINANCIAL RESOURCES ARE INSUFFICIENT TO MEET OUR ONGOING OPERATING EXPENSES

We have no sources of income at this time and no existing cash balances to meet our ongoing operating expenses. In the short term, unless we are able to raise additional debt and/or equity we shall be unable to meet our ongoing operating expenses. On a longer-term basis, we intend to raise the debt and/or equity to meet our ongoing operating expenses and merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. There can be no assurance that this series of events will be successfully completed.

WE BELIEVE THAT OUR EXISTING LIABILITIES OUTSTANDING WHEN OUR BANKRUPTCY CASE WAS CLOSED HAVE BECOME STATUTE BARRED

Effective July 9, 2013, all of our liabilities that had been outstanding as of July 9, 2009 when our Chapter 7 case was closed by the Bankruptcy court became statute barred under State law.

Certain of our former creditors may disagree that our liabilities owed to them are no longer outstanding because they have become statute barred. If these former creditors were to successfully challenge the fact that our liabilities to them are no longer outstanding because they have become statute barred, we do not have the funds available to settle these liabilities. If these former liabilities were held to be valid and outstanding it is unlikely that we would be able to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders.

WE INTEND TO PURSUE THE ACQUISITION OF AN OPERATING BUSINESS

Our sole strategy is to acquire an operating business. Successful implementation of this strategy depends on our ability to identify a suitable acquisition candidate, acquire such company on acceptable terms and integrate its operations. In pursuing acquisition opportunities, we compete with other companies with similar strategies. Competition for acquisition targets may result in increased prices of acquisition targets and a diminished pool of companies available for acquisition. Acquisitions involve a number of other risks, including risks of acquiring undisclosed or undesired liabilities, acquired in-process technology, stock compensation expense, diversion of management attention, potential disputes with the seller of one or more acquired entities and possible failure to retain key acquired personnel. Any acquired entity or assets may not perform relative to our expectations. Our ability to meet these challenges has not been established.

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SCARCITY OF, AND COMPETITION FOR, BUSINESS OPPORTUNITIES AND COMBINATIONS

We believe we are an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns that have significantly greater financial and personnel resources and technical expertise than we have. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than us and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, we will also compete in seeking merger or acquisition candidates with numerous other small public companies. In view of our limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to our competitors.

WE HAVE NOT EXECUTED ANY FORMAL AGREEMENT FOR A BUSINESS COMBINATION OR OTHER TRANSACTION AND HAVE ESTABLISHED NO STANDARDS FOR BUSINESS COMBINATIONS

We have not executed any formal arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of a private or public entity. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. We have not identified any particular industry or specific business within an industry for evaluation. There is no assurance we will be able to negotiate a business combination on terms favorable, if at all. We have not established a specific length of operating history or specified level of earnings, assets, net worth or other criteria which we will require a target business opportunity to have achieved, and without which we would not consider a business combination. Accordingly, we may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

WE MAY BE NEGATIVELY AFFECTED BY ADVERSE GENERAL ECONOMIC CONDITIONS

Current conditions in domestic and global economies are extremely uncertain. Adverse changes may occur as a result of softening global economies, wavering consumer confidence caused by the threat of terrorism and war, and other factors capable of affecting economic conditions. Such changes could have a material adverse effect on our business, financial condition, and results of operations.

BECAUSE OUR PRINCIPAL SHAREHOLDER CONTROLS OUR ACTIVITIES, HE MAY CAUSE US TO ACT IN A MANNER THAT IS MOST BENEFICIAL TO HIMSELF AND NOT TO OTHER SHAREHOLDERS WHICH COULD CAUSE US NOT TO TAKE ACTIONS THAT OUTSIDE INVESTORS MIGHT VIEW FAVORABLY

Our principal shareholder owns approximately 77% of our outstanding common stock. As a result, he effectively controls all matters requiring stockholder approval, including the election of directors, the approval of significant corporate transactions, such as mergers and related party transaction. These insiders also have the ability to delay or perhaps even block, by their ownership of our stock, an unsolicited tender offer. This concentration of ownership could have the effect of delaying, deterring or preventing a change in control of our company that you might view favorably.

OUR DIRECTORS MAY HAVE CONFLICTS OF INTEREST WHICH MAY NOT BE RESOLVED FAVORABLY TO US.

Certain conflicts of interest may exist between our sole director and us. Our sole Director has other business interests to which he devotes his attention, and may be expected to continue to do so although management time should be devoted to our business. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to us. See "Directors and Executive Officers" (page 28 below), and "Conflicts of Interest." (page 28 below).

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WE MAY DEPEND UPON OUTSIDE ADVISORS; WHO MAY NOT BE AVAILABLE ON REASONABLE TERMS AND AS NEEDED.

To supplement the business experience of our officers and directors, we may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. Our Board without any input from stockholders will make the selection of any such advisors. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to us. In the event we consider it necessary to hire outside advisors, we may elect to hire persons who are affiliates, if they are able to provide the required services.

WE ARE NOT A REPORTING COMPANY AT THIS TIME, BUT WILL BECOME ONE DUE TO THE FILING OF THIS FORM 10-12G

In March 2011, we filed a Form 15 terminating our registration and quoted in our OTC Market to file reports under the Securities Acts. We are now listed as a non-reporting company on the Pink Sheets. Upon the successful filing of this Form 10-12G, we will be subject to the reporting requirements under the Securities and Exchange Act of 1934. As a result, shareholders will have access to the information required to be reported by publicly held companies under the Exchange Act and the regulations thereunder. We intend to provide our shareholders with quarterly unaudited reports and annual reports containing financial information prepared in accordance with generally accepted accounting principles audited by independent certified public accountants and intend to register under the Securities Exchange Act, Section12(g). There can be no assurance that we shall be able to file this Form 10–12G successfully or that we shall become a reporting company.

RISKS RELATED TO OUR SECURITIES

REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION AND DILUTION TO STOCKHOLDERS

Our primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in us issuing securities to stockholders of such private company. The issuance of previously authorized and unissued shares of our common stock would result in reduction in percentage of shares owned by present and prospective stockholders and may result in a change in control or management. In addition, any merger or acquisition can be expected to have a significant dilutive effect on the percentage of the shares held our stockholders.

THE REGULATION OF PENNY STOCKS BY SEC AND NASD MAY HAVE AN EFFECT ON THE TRADABILITY OF OUR SECURITIES.

Our securities are currently listed on the Pink Sheets and we are currently seeking to have them listed on the over the counter bulletin board. Our shares are subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000).

For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended. Because our securities constitute "penny stocks" within the meaning of the

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rules, the rules would apply to us and to our securities. The rules may further affect the ability of owners of Shares to sell our securities in any market that might develop for them.

Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

The shares of our common stock may be thinly-traded on the Pink Sheets, meaning that the number of persons interested in purchasing our shares of common stock at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven, early stage company such as ours or purchase or recommend the purchase of our shares of common stock until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares of common stock is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on Securities price.

OUR STOCK WILL IN ALL LIKELIHOOD BE THINLY TRADED AND AS A RESULT YOU MAY BE UNABLE TO SELL AT OR NEAR ASK PRICES OR AT ALL IF YOU NEED TO LIQUIDATE YOUR SHARES.

We cannot give you any assurance that a broader or more active public trading market for our shares of Common Stock will develop or be sustained, or that any trading levels will be sustained. Due to these conditions, we can give investors no assurance that they will be able to sell their shares of common stock at or near ask prices or at all if you need money or otherwise desire to liquidate your shares of common stock of our Company.

RULE 144 SALES IN THE FUTURE MAY HAVE A DEPRESSIVE EFFECT ON OUR STOCK PRICE.

All of the outstanding shares of common stock held by our present officers, directors, and affiliate stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted Shares, these Shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. We are registering all of our outstanding shares so officers, directors and affiliates will be able to sell their Shares if this Registration Statement becomes effective. Rule 144 provides in essence that a person who has held restricted securities for one year may, under certain conditions, sell every three months, in brokerage transactions, a number of Shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the owner has held the restricted securities for a period of two years. A sale under Rule 144 or under any other exemption from the Act, may have a depressive effect upon the price of the common stock in any market that may develop.

THE PRICE OF OUR COMMON STOCK COULD BE HIGHLY VOLATILE

Our intention is for our shares of common stock to become listed on the Over the Counter Bulletin Board. If we do obtain a listing on the over the counter bulletin board it is likely that our common stock will be subject to price

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volatility, low volumes of trades and large spreads in bid and ask prices quoted by market makers. Due to the low volume of shares traded on any trading day, persons buying or selling in relatively small quantities may easily influence prices of our common stock. This low volume of trades could also cause the price of our stock to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our common stock may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. If high spreads between the bid and ask prices of our common stock exist at the time of a purchase, the stock would have to appreciate substantially on a relative percentage basis for an investor to recoup their investment. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our common stock. No assurance can be given that an active market in our common stock will develop or be sustained. If an active market does not develop, holders of our common stock may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

LOSS OF CONTROL BY OUR PRESENT MANAGEMENT AND STOCKHOLDERS MAY OCCUR UPON ISSUANCE OF ADDITIONAL SHARES.

We may issue further Shares as consideration for the cash or assets or services out of our authorized but unissued Common Stock that would, upon issuance, represent a majority of our voting power and equity. The result of such an issuance would be those new stockholders and management would control us, and persons unknown could replace our management at this time. Such an occurrence would result in a greatly reduced percentage of ownership of us by our current Shareholders.

IF THE REGISTRATION OF OUR COMMON STOCK IS REVOKED IN THE FUTURE, OUR BUSINESS OPPORTUNITIES WILL CEASE TO EXIST

In the event our securities registration was to be revoked, we would not have the ability to raise money through the issuance of shares, and would lose the ability to continue the business plan set out in this filing. Common stock issued and outstanding at that time would no longer be tradable.

WE DO NOT ANTICIPATE PAYING CASH DIVIDENDS ON OUR COMMON STOCK

We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

WE MAY BE UNSUCCESSFUL IN FINDING A MERGER THAT CAN BE ACCOMPLISHED WITH POSITIVE LONG-TERM RESULTS

The business of selecting and entering into a merger is fraught with all kinds of issues. For instance, the business may need capital that is never achieved, the management is not capable of carrying the business forward successfully, the business plan is ill conceived, and not executed, or competitive factors cause business failure. There are many other factors in addition to these, as may have been discussed above in “Risk Factors” which could cause our company to fail and the investors capital will be at risk.

ITEM 2: FINANCIAL INFORMATION

Management's Discussion and Analysis of Financial Condition and Results of Operations.

This registration statement on Form 10-12G and other reports filed by us from time to time with the SEC (collectively, the "Filings") contain or may contain forward-looking statements and information that are based upon beliefs of, and information currently available to, our management as well as estimates and assumptions made by our management. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. When used in the Filings, the words "anticipate," "believe," "estimate," "expect," "future," "intend," "plan," or the negative of these terms and similar expressions as they relate to us or our management identify forward-looking statements. Such statements reflect our current view with respect to future events and are subject to risks, uncertainties, assumptions, and other factors, including the risks relating to our business, industry, and our operations and results of operations. Should one or more of these risks or

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uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. Our financial statements would be affected to the extent there are material differences between these estimates and actual results. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. The following discussion should be read in conjunction with our financial statements and notes thereto appearing elsewhere in this report.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the notes to those statements included elsewhere in this prospectus.  In addition to the historical financial information, the following discussion and analysis contains forward-looking statements that involve risks and uncertainties.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

Southwestern Water, formerly Star Acquisitions Corporation, was incorporated in the State of Colorado on July 10, 1987.

On October 23, 1993, we acquired American Institute of Formation Evaluation Co., a Colorado corporation ("AIFECO"), as a wholly owned subsidiary in exchange for 4,500,000 shares of our common stock. Prior to the acquisition, AIFECO was controlled by two of our officers and directors, Steven Misner and Barbara McAllister. On November 12, 1993, we changed our name to Southwestern Water Exploration Co. Our principal offices were located at 4391 S. Pearl Street, Las Vegas, Nevada 89121.

We were a development stage company engaged in the principal activity of exploring and producing potable water from deep aquifers throughout the American Southwest. We intended to accomplish our business plan by acquiring water rights to deep reservoirs to provide supplies of fresh water to cities, municipalities and farmers in the Southwest.

On November 20, 2003, we filed a voluntary petition in bankruptcy in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) under Title 11, Chapter 7 of the United States Code.  The case was assigned # 03-46510-H3-7.  Mr. Joseph Hill was appointed bankruptcy trustee on November 20, 2003.

On May 3, 2006, the Bankruptcy Court authorized the sale of all of our assets, including our ownership of AIFECO, to a company controlled by a former director and shareholder of ours for $25,000. On July 9, 2009, our Chapter 7 case was closed by the Bankruptcy court. We emerged from the bankruptcy with no business or assets, outstanding liabilities of $871,044 and remained dormant for a number of years.

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Effective January 13, 2011, Adams County District Court of Colorado, in response to a complaint filed by one of our shareholders under Case Number 2010CV1969, authorized a meeting of our shareholders’ to be held on March 4, 2011 for the sole purpose of enabling our shareholders to elect a new Board of Directors. On March 4, 2011, we held its Annual Meeting of Stockholders (the "Meeting") pursuant to the above-mentioned Court Order. At the Meeting, David J. Cutler was appointed our sole director and officer, effective immediately.

Effective March 15, 2011, we filed a Form 15 and ceased to be an SEC reporting company.

We have now adopted a new business plan to raise the debt and/or equity to meet our ongoing operating expenses and merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. There can be no assurance that this series of events will be successfully completed.

On February 23, 2017, Mr. Cutler resigned as President, CEO and CFO, and Mr. Redgie Green was appointed as President, CEO and CFO, our sole director and officer.

PLAN OF OPERATION

Our plan of operations is to raise debt and/or equity to meet our ongoing operating expenses and attempt to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. There can be no assurance that we will successfully complete this series of transactions. In particular, there is no assurance that any such business will be located or that any stockholder will realize any return on their shares after such a transaction. Any merger or acquisition completed by us can be expected to have a significant dilutive effect on the percentage of shares held by our current stockholders.

Our intended budget for the next twelve months is as follows:

	Q3 financial year ended March 31, 2018	Q4 financial year ended March 31, 2018	Q1 financial year ended March 31, 2019	Q2 financial year ended March 31, 2019	Twelve Month Total

Accounting	$4,000	$4,000	$7,500	$4,000	$19,500
Legal	2,000	2,000	5,000	2,000	11,000
Other fees	1,000	1,000	1,000	1,000	4,000
General and administrative	1,500	1,500	1,500	1,500	6,000
Miscellaneous	500	500	500	500	2,000

Total Operating Expenses	$9,000	$9,000	$15,500	$9,000	$42,500

At this time, we have no cash on hand or committed resources of debt or equity to fund these losses and will reliant, potentially, on advances from our principal shareholder or our directors and officers. There can be no guarantee that we will be able to obtain sufficient funding these sources.

We believe we are an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns that have significantly greater financial and personnel resources and technical expertise than we have. In view of our limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to our competitors.

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We intend to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to us by persons or firms which desire to seek the advantages of an issuer who has complied with the Securities Act of 1934 (the “1934 Act”). We will not restrict our search to any specific business, industry or geographical location, and we may participate in business ventures of virtually any nature. This discussion of our proposed business is purposefully general and is not meant to be restrictive of our virtually unlimited discretion to search for and enter into potential business opportunities. We anticipate that we may be able to participate in only one potential business venture because of our lack of financial resources.

We may seek a business opportunity with entities which have recently commenced operations, or that desire to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. We may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

We expect that the selection of a business opportunity will be complex and risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, we believe that there are numerous firms seeking the benefits of an issuer who has complied with the 1934 Act. Such benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all stockholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. We have, and will continue to have, essentially no assets to provide the owners of business opportunities. However, we will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in an issuer who has complied with the 1934 Act without incurring the cost and time required to conduct an initial public offering.

The analysis of new business opportunities will be undertaken by, or under the supervision of, our sole director. We intend to concentrate on identifying preliminary prospective business opportunities which may be brought to our attention through present associations of our director, professional advisors or by our stockholders. In analyzing prospective business opportunities, we will consider such matters as (i) available technical, financial and managerial resources; (ii) working capital and other financial requirements; (iii) history of operations, if any, and prospects for the future; (iv) nature of present and expected competition; (v) quality, experience and depth of management services; (vi) potential for further research, development or exploration; (vii) specific risk factors not now foreseeable but that may be anticipated to impact the proposed activities of the company; (viii) potential for growth or expansion; (ix) potential for profit; (x) public recognition and acceptance of products, services or trades; (xi) name identification; and (xii) other factors that we consider relevant. As part of our investigation of the business opportunity, we expect to meet personally with management and key personnel. To the extent possible, we intend to utilize written reports and personal investigation to evaluate the above factors.

We will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

RESULTS OF OPERATIONS FOR THE YEAR ENDED MARCH 31, 2017 COMPARED TO THE YEAR ENDED MARCH 31, 2016

Revenue

We recognized no revenue during the years ended March 31, 2017 and 2016. We had no business from which to generate revenues in the fiscal years 2016 and 2017.

Cost of Revenue

We recognized no cost of revenue during the years ended March 31, 2017 and 2016.

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Gross Profit / (Loss)

We recognized no gross profit / (loss) during the year ended March 31, 2017 and 2016.

General and Administrative Expenses

During the year ended March 31, 2017, we incurred $56,200 in general and administrative expenses compared to $63,700 in the year ended March 31, 2016, a decrease of $7,500. During the year ended March 31, 2017 we incurred $55,000 in officer’s remuneration and $1,200 in share transfer agent fees. By comparison, during the year ended March 31, 2016, we incurred in $60,000 in officer’s remuneration, $2,500 in legal fees and $1,200 miscellaneous. The decrease in officer’s remuneration was due to the fact that our former sole director and officer, Mr. Cutler, resigned in February 2017, and no director’s or officer’s fees were accrued during the month of March 2017.

Operating Loss

During the year ended March 31, 2017, we incurred an operating loss of $56,200 compared to an operating loss of $63,700 in the year ended March 31, 2016, a decrease of $7,500, due to the factors discussed above.

Interest and Other Income / (Expenses) Net

During the years ended March 31, 2017 and 2016 we recognized no interest or other income / (expense).

Loss before Income Tax

During the year ended March 31, 2017, we incurred an operating loss of $56,200 compared to an operating loss of $63,700 in the year ended March 31, 2016, a decrease of $7,500, due to the factors discussed above.

Provision for Income Tax

No provision for income taxes was recorded in either the years ended March 31, 2017 or 2016, as we have incurred taxable losses in both periods.

Net Loss

During the year ended March 31, 2017, we incurred a net loss of $56,200 compared to a net loss of $63,700 in the year ended March 31, 2016, a decrease of $7,500, due to the factors discussed above.

CASH FLOW

At March 31, 2017, we did not have any cash or cash equivalents, no assets, no operating business or other source of income and outstanding liabilities and a stockholders’ deficit of $297,677.

Consequently, we are now dependent on raising additional equity and/or debt to meet our ongoing operating expenses. There is no assurance that we will be able to raise the necessary equity and/or debt that we will need to fund our ongoing operating expenses.

It is our current intention to seek to raise debt and/or equity financing to meet ongoing operating expenses and attempt to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. There is no assurance that this series of events will be satisfactorily completed.

Future losses are likely to occur as, until we are able to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders as we have no sources of income to meet our operating expenses. As a result of these, among other factors, we received from our

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registered independent public accountants in their report for the financial statements for the years ended March 31, 2017 and 2016, an explanatory paragraph stating that there is substantial doubt about our ability to continue as a going concern.

	Year Ended	Year Ended
	March 31, 2017	March 31, 2016

Net Cash Used in Operating Activities	$(56,200)	$(63,700)
Net Cash Provided (Used In) by Investing Activities	—	—
Net Cash Provided by Financing Activities	56,200	63,700
Net Movement in Cash and Cash Equivalents	—	—

Operating Activities

During the year ended March 31, 2017, we incurred a net loss of $56,200 which, without the need for adjustment for non-cash items, represented the net cash used in operating activities during the period. By comparison, during the year ended March 31, 2016, we incurred a net loss of $63,700 which, without the need for adjustment for non-cash items, represented the net cash used in operating activities during the period.

Investing Activities

We neither generated nor used funds in investing activities during the years ended March 31, 2017 and 2016.

Financing Activities

During the year ended March 31, 2017, we received $56,200 by way of loan advance from our controlling shareholder. By comparison during the year ended March 31, 2016, we received $63,700 by way of loan advance from our controlling shareholder.

We are dependent upon the receipt of capital investment or other financing to fund our ongoing operations and to execute our business plan of seeking a combination with a private operating company. In addition, we are dependent upon our controlling shareholder to provide continued funding and capital resources. If continued funding and capital resources are unavailable at reasonable terms, we may not be able to implement our plan of operations.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2017 COMPARED TO THE SIX MONTHS ENDED SEPTEMBER 30, 2016

We were a development stage company engaged in the principal activity of exploring and producing potable water from deep aquifers throughout the American Southwest. We intended to accomplish our business plan by acquiring water rights to deep reservoirs to provide supplies of fresh water to cities, municipalities and farmers in the Southwest.

On November 20, 2003, we filed a voluntary petition in bankruptcy in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) under Title 11, Chapter 7 of the United States Code.  The case was assigned # 03-46510-H3-7.  Mr. Joseph Hill was appointed bankruptcy trustee on November 20, 2003.

On May 3, 2006, the Bankruptcy Court authorized the sale of all of our assets, including our ownership of AIFECO, to a company controlled by a former director and shareholder of ours for $25,000.

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Revenue

We recognized no revenue during the six-month periods ended September 30, 2017 and 2016. We currently have no business from which to generate revenues.

Cost of Revenue

We recognized no cost of revenue during the six-month periods ended September 30, 2017 and 2016.

Gross Profit / (Loss)

We recognized no gross profit / (loss) during the six-month periods ended September 30, 2017 and 2016.

General and Administrative Expenses

During the six months ended September 30, 2017, we incurred $8,775 in general and administrative expenses compared to $30,600 in the six months ended September 30, 2016, a decrease of $21,825. The decrease was due largely from the fact that during the six months ended September 30, 2016, we accrued $30,000 in accrued directors and officer’s fees. Following the resignation of our former sole director and officer, Mr. Cutler, in February 2017, no director’s or officer’s fees were accrued during the six months ended September 30, 2017. The balance of general and administrative expenses incurred during the six months ended September 30, 2017 related to audit and review fees, accounting fees, share transfer fees and other general office expenses. The balance of general and administrative expenses incurred during the six months ended September 30, 2016 related to share transfer agent fees.

Operating Loss

During the six months ended September 30, 2017, we incurred an operating loss of $8,775 compared to an operating loss of $30,600 the six months ended September 30, 2016, a decrease of $21,825 due to the factors discussed above.

Interest and Other Income / (Expenses) Net

During the six-month periods ended September 30, 2017 and 2016 we recognized no interest or other income / (expense).

Loss before Income Tax

During the six months ended September 30, 2017, we incurred an operating loss of $8,775 compared to an operating loss of $30,600 in the six months ended September 30, 2016, a decrease of $21,895, due to the factors discussed above.

Provision for Income Tax

No provision for income taxes was recorded in either of the six-month periods ended September 30, 2017 or 2016, as we have incurred taxable losses in both periods.

Net Loss

During the six months ended September 30, 2017, we incurred a net loss of $8,775 compared to a net loss of $30,600 in the six months ended September 30, 2016, a decrease of $21,895, due to the factors discussed above.

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CASH FLOW

At September 30, 2017, we did not have any cash or cash equivalents, no assets, no operating business or other source of income and outstanding liabilities and a stockholders’ deficit of $306,052.

Consequently, we are now dependent on raising additional equity and/or debt to meet our ongoing operating expenses. There is no assurance that we will be able to raise the necessary equity and/or debt that we will need to fund our ongoing operating expenses.

It is our current intention to seek to raise debt and/or equity financing to meet ongoing operating expenses and attempt to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. There is no assurance that this series of events will be satisfactorily completed.

Future losses are likely to occur as, until we are able to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders as we have no sources of income to meet our operating expenses. As a result of these, among other factors, we received from our registered independent public accountants in their report for the financial statements for the years ended March 31, 2017 and 2016, an explanatory paragraph stating that there is substantial doubt about our ability to continue as a going concern.

	Six Months	Six Months
	Ended	Ended
	September 30, 2017	September 30, 2016

Net Cash Used in Operating Activities	$(8,775)	$(30,600)
Net Cash Provided (Used In) by Investing Activities	—	—
Net Cash Provided by Financing Activities	8,775	30,600
Net Movement in Cash and Cash Equivalents	—	—

Operating Activities

During the six months ended September 30, 2017, we incurred a net loss of $8,775 which, without the need for adjustment for non-cash items, represented the net cash used in operating activities during the period. By comparison, during the six months ended September 30, 2016, we incurred a net loss of $30,600 which, without the need for adjustment for non-cash items, represented the net cash used in operating activities during the period

Investing Activities

We neither generated nor used funds in investing activities during the six months ended September 30, 2017 and 2016.

Financing Activities

During the six months ended September 30, 2017, we received $8,775 by way of loan advance from our controlling shareholder. By comparison during the six months ended September 30, 2016, we received 30,600 by way of loan advance from our controlling shareholder.

We are dependent upon the receipt of capital investment or other financing to fund our ongoing operations and to execute our business plan of seeking a combination with a private operating company. In addition, we are dependent

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upon our controlling shareholder to provide continued funding and capital resources. If continued funding and capital resources are unavailable at reasonable terms, we may not be able to implement our plan of operations.

Liquidity and Capital Resources

At September 30, 2017, we did not have any cash or cash equivalents, no assets, no operating business or other source of income and outstanding liabilities and a stockholders’ deficit of $306,052.

Consequently, we are now dependent on raising additional equity and/or debt to meet our ongoing operating expenses. There is no assurance that we will be able to raise the necessary equity and/or debt that we will need to fund our ongoing operating expenses.

It is our current intention to seek to raise debt and/or equity financing to meet ongoing operating expenses and attempt to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. There is no assurance that this series of events will be satisfactorily completed.

Future losses are likely to occur as, until we are able to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders as we have no sources of income to meet our operating expenses. As a result of these, among other factors, we received from our registered independent public accountants in their report for the financial statements for the years ended March 31, 2017 and 2016, an explanatory paragraph stating that there is substantial doubt about our ability to continue as a going concern.

We are now focused raising debt and/or equity financing to meet ongoing operating expenses and attempting to merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders. There is no assurance that this series of events will be satisfactorily completed.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2017 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 2016

We were a development stage company engaged in the principal activity of exploring and producing potable water from deep aquifers throughout the American Southwest. We intended to accomplish our business plan by acquiring water rights to deep reservoirs to provide supplies of fresh water to cities, municipalities and farmers in the Southwest.

On November 20, 2003, we filed a voluntary petition in bankruptcy in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) under Title 11, Chapter 7 of the United States Code.  The case was assigned # 03-46510-H3-7.  Mr. Joseph Hill was appointed bankruptcy trustee on November 20, 2003.

On May 3, 2006, the Bankruptcy Court authorized the sale of all of our assets, including our ownership of AIFECO, to a company controlled by a former director and shareholder of ours for $25,000.

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Revenue

We recognized no revenue during the three-month periods ended September 30, 2017 and 2016. We currently have no business from which to generate revenues.

Cost of Revenue

We recognized no cost of revenue during the three-month periods ended September 30, 2017 and 2016.

Gross Profit / (Loss)

We recognized no gross profit / (loss) during the three-month periods ended September 30, 2017 and 2016.

General and Administrative Expenses

During the three months ended September 30, 2017, we incurred $8,375 in general and administrative expenses compared to $15,300 in the three months ended September 30, 2016, a decrease of $6,925. The decrease was due largely from the fact that during the three months ended September 30, 2016, we accrued $15,000 in accrued directors and officer’s fees. Following the resignation of our former sole director and officer, Mr. Cutler, in February 2017, no director’s or officer’s fees were accrued during the three months ended September 30, 2017. The balance of general and administrative expenses incurred during the three months ended September 30, 2017 related to audit and review fees, accounting fees, share transfer fees and other general office expenses. The balance of general and administrative expenses incurred during the three months ended September 30, 2016 related to share transfer agent fees.

Operating Loss

During the three months ended September 30, 2017, we incurred an operating loss of $8,375 compared to an operating loss of $15,300 in the three months ended September 30, 2016, a decrease of $6,925, due to the factors discussed above.

Interest and Other Income / (Expenses) Net

During the three-month periods ended September 30, 2017 and 2016 we recognized no interest or other income / (expense).

Loss before Income Tax

During the three months ended September 30, 2017, we incurred an operating loss of $8,375 compared to an operating loss of $15,300 in the three months ended September 30, 2016, a decrease of $6,925, due to the factors discussed above.

Provision for Income Tax

No provision for income taxes was recorded in either the three months ended September 30, 2017 or 2016, as we have incurred taxable losses in both periods.

Net Loss

During the three months ended September 30, 2017, we incurred a net loss of $8,375 compared to a net loss of $15,300 in the three months ended September 30, 2016, a decrease of $6,925, due to the factors discussed above.

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CRITICAL ACCOUNTING POLICIES

All companies are required to include a discussion of critical accounting policies and estimates used in the preparation of their financial statements. On an on-going basis, we evaluate our critical accounting policies and estimates. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 3 to our Financial Statements on page F-10. These policies were selected because they represent the more significant accounting policies and methods that are broadly applied in the preparation of our financial statements. However, it should be noted that we intend to acquire a new operating business. The critical accounting policies and estimates for such new operations will, in all likelihood, be significantly different from our current policies and estimates.

Inflation

In the opinion of management, inflation has not and will not have a material effect on our operations in the immediate future.

Management will continue to monitor inflation and evaluate the possible future effects of inflation on our business and operations.

Off-Balance Sheet Arrangements

Per SEC regulations, we are required to disclose our off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, such as changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to investors. As of March 31, 2017 and September 30, 2017, we have no off-balance sheet arrangements.

Accounting for Acquisitions

In accordance with the guidance for business combinations, we determine whether a transaction or other event is a business combination, which requires that the assets acquired and liabilities assumed constitute a business. Each business combination is then accounted for by applying the acquisition method. If the assets acquired are not a business, we account for the transaction or other event as an asset acquisition. Under both methods, we recognize the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity. In addition, for transactions that are business combinations, we evaluate the existence of goodwill or a gain from a bargain purchase. We capitalize acquisition-related costs and fees associated with asset acquisitions and immediately expense acquisition-related costs and fees associated with business combinations.

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are disclosed in Note 1 of our Financial Statements included elsewhere in this Form 10. The following discussion addresses our most critical accounting policies, which are those that are both important to the portrayal of our financial condition and results of operations and that require significant judgment or use of complex estimates.

Revenue Recognition

We recognize revenue in accordance with Accounting Standards Codification No. 605, “Revenue Recognition” (“ASC-605”). ASC-605 requires that four basic criteria must be met before revenue can be recognized: (1)

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persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the selling prices of the products delivered and the collectability of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period that the related sales are recorded. We will defer any revenue for which the product or servicers has not been delivered or provided, or is subject to refund, until such time that we and the customer jointly determine that the product has been delivered or that no refund will be required.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. We have incurred net operating loss for financial-reporting and tax-reporting purposes. Accordingly, for Federal and state income tax purposes, the benefit for income taxes has been offset entirely by a valuation allowance against the related federal and state deferred tax asset for the years ended March 31, 2017 and 2016 and the six months ended September 30, 2017.

Distinguishing Liabilities from Equity

We rely on the guidance provided by ASC Topic 480, Distinguishing Liabilities from Equity, to classify certain redeemable and/or convertible instruments. We first determine whether a financial instrument should be classified as a liability. We will determine the liability classification if the financial instrument is mandatorily redeemable, or if the financial instrument, other than outstanding shares, embodies a conditional obligation that we must or may settle by issuing a variable number of its equity shares.

Once we determine that a financial instrument should not be classified as a liability, we determine whether the financial instrument should be presented between the liability section and the equity section of the balance sheet (“temporary equity”). We will determine temporary equity classification if the redemption of the financial instrument is outside the control of our Company (i.e. at the option of the holder). Otherwise, we account for the financial instrument as permanent equity.

Initial Measurement

We record our financial instruments classified as liability, temporary equity or permanent equity at issuance at the fair value, or cash received.

Subsequent Measurement - Financial instruments classified as liabilities

We record the fair value of our financial instruments classified as liabilities at each subsequent measurement date. The changes in fair value of our financial instruments classified as liabilities are recorded as other expense/income.

Share-based Compensation

In accordance with ASC 718, Compensation – Stock Based Compensation, and ASC 505, Equity Based Payments to Non-Employees, we account for share-based payment using the fair value method. Common shares issued to third parties for non-cash consideration are valued based on the fair market value of the services provided or the fair market value of the common stock on the measurement date, whichever is readily determinable.

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Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. This standard is effective for fiscal years and interim reporting periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in this update deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017. Early application is permitted only as of annual reporting periods beginning after December 15, 2016 including interim reporting periods within that period. Topic 606 is effective for the Company in the first quarter of fiscal 2019. We are currently evaluating the effects of ASU 2014-09 and related ASUs noted below on our consolidated financial statements.

From March through December 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, ASU 2016-11, Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting, ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606):Narrow-Scope Improvements and Practical Expedients and ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. These amendments are intended to improve and clarify the implementation guidance of Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements of ASU No. 2014-09 and ASU No. 2015-14.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 eliminates the diversity in practice related to the classification of certain cash receipts and payments for debt prepayment or extinguishment costs, the maturing of a zero-coupon bond, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements, distributions from certain equity method investees and beneficial interests obtained in a financial asset securitization. ASU 2016-15 designates the appropriate cash flow classification, including requirements to allocate certain components of these cash receipts and payments among operating, investing and financing activities. The guidance is effective for us beginning after December 15, 2017, although early adoption is permitted. We currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230) Restricted Cash a consensus of the FASB Emerging Issues Task Force. ASU 2016-18 requires restricted cash and cash equivalents to be included with cash and cash equivalents on the statement cash flows. The new standard is expected to be effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, with early adoption permitted. We currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805) Clarifying the Definition of a Business. The amendments in this Update is to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. We currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other (Topic 350); Simplifying the Test for Goodwill Impairment. The amendments in this update simplify the measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under this guidance, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity

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should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss should not exceed the total amount of goodwill allocated to that reporting unit. ASU 2017-04 is effective for public companies for the reporting periods beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. Although we cannot anticipate future goodwill impairment, based on the most recent assessment, it is unlikely that an impairment amount would need to be calculated and, therefore, does not anticipate a material impact on our financial statements. The current accounting policies and procedures are not anticipated to change, except for the elimination of the Step 2 analysis. We currently are in the process of evaluating the impact of the adoption on our consolidated financial statements.

In May 2017, the FASB issued ASU No 2017-09 “Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting”. ASU 2017-09 provides clarity and reduces both (i) diversity in practice and (ii) cost and complexity when applying the guidance in Topic 718, Compensation-Stock Compensation, to a change to the terms or conditions of a share-based payment award. The amendments in ASU 2017-09 provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. An entity should account for the effects of a modification unless all three of the following are met: (1) The fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or calculated value or intrinsic value, if such an alternative measurement is used) of the original award immediately before the original award is modified. If the modification does not affect any of the inputs to the valuation technique that the entity uses to value the award, the entity is not required to estimate the value immediately before and after the modification. (2) The vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified. (3) The classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. Note that the current disclosure requirements in Topic 718 apply regardless of whether an entity is required to apply modification accounting under the amendments in ASU 2017-09. ASU 2017-09 is effective for all annual periods, and interim periods within those annual periods, beginning after December 15, 2017, with early adoption permitted. We are currently evaluating the effects of ASU 2017-09 on our audited consolidated financial statements.

Management has evaluated other recently issued accounting pronouncements and does not believe that any of these pronouncements will have a significant impact on our consolidated financial statements and related disclosures.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management conducted an evaluation, with the participation of our Chief Executive Officer, who is our principal executive officer and our principal financial and accounting officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this registration statement on Form 10. Based on that evaluation, we concluded that because of the material weakness and significant deficiencies in our internal control over financial reporting described below, our disclosure controls and procedures were not sufficient as of March 31, 2017 or September 30, 2017.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for the preparation of our financial statements and related information. Management uses its best judgment to ensure that the financial statements present accurately, in material respects, our financial position and results of operations in fairness and conformity with generally accepted accounting principles.

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in the Exchange Act. These internal controls are designed to provide reasonable assurance that the

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reported financial information is presented fairly, that disclosures are adequate, and that the assumptions and opinions in the preparation of financial statements are reasonable. There are inherent limitations in the effectiveness of any system of internal controls, including the possibility of human error and overriding of controls. Consequently, an ineffective internal control system can only provide reasonable, not absolute, assurance with respect to reporting financial information.

Our internal control over financial reporting includes policies and procedures that: (i) pertain to maintaining records that, in reasonable detail, accurately and fairly reflect our transactions; (ii) provide reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles and that the receipts and expenditures of company assets are made in accordance with our management’s and directors’ authorization; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on our financial statements.

We conducted an evaluation of the effectiveness of our internal control over financial reporting, based on the framework in “Internal Control Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and published in 2013, and subsequent guidance prepared by COSO specifically for smaller public companies. Based on that evaluation, management concluded that our internal control over financial reporting was not sufficient as of March 31, 2017 and 2016 and September 30, 2017 for the reasons discussed below.

A significant deficiency is a deficiency, or combination of deficiencies in internal control over financial reporting, that adversely affects the entity’s ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity’s financial statements that is more than inconsequential will not be prevented or detected by the entity’s internal control. A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Management identified the following material weakness and significant deficiencies in its assessment of the effectiveness of internal control over financial reporting as of March 31, 2017 and September 30, 2017:

•	The Company did not maintain effective controls over certain aspects of the financial reporting process because we lacked personnel with accounting expertise and an adequate supervisory review structure that is commensurate with our financial reporting requirements.

•	Material Weakness – Inadequate segregation of duties.

We expect to be materially dependent on a third party that can provide us with accounting consulting services for the foreseeable future. Until such time as we have a chief financial officer with the requisite expertise in U.S. GAAP, there are no assurances that the material weaknesses and significant deficiencies in our disclosure controls and procedures and internal control over financial reporting will not result in errors in our financial statements, which could lead to a restatement of those financial statements. Our management does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and maintained, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must account for resource constraints. In addition, the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, can and will be detected.

This registration statement on Form 10 does not include an attestation report from our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Commission that

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permit us to provide only management’s report in this registration statement on Form 10.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2017 or the six months ended September 30, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

SUBSEQUENT EVENTS

We have evaluated subsequent events after September 30, 2017 through the date this report was filed and has determined there have been no subsequent events for which disclosure is required.

ITEM 3: PROPERTIES

We do not own or lease any properties.

From April 1, 2016 through February 23, 2017, our corporate offices where located at 9605 West 49th Avenue, Suite 200, Wheat Ridge, Colorado, 80033 and were provided to us by our then sole officer and director at no cost to us.

Effective February 24, 2017, we no longer have any corporate offices but have a mailing address at PO Box 181062, Denver, Colorado, 80218.

The post office box is adequate for our operations at this time.

ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of November 7, 2017 the number and percentage of the outstanding shares of common stock, which according to the information available to us, were beneficially owned by:

(i)	each person who is currently a director,
(ii)	each executive officer,
(iii)	all current directors and executive officers as a group, and
(iv)	each person who is known by us to own beneficially more than 5% of our outstanding common stock.

Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

Name and Address of Beneficial Owner	Number of Common Shares	Percent of Class
Redgie Green, sole officer and director (1)	0	0%
All executive officers, beneficial owners, and directors as a group	0	0%
Greater than 5% Shareholders
David J Cutler (2)	93,480,769	77%
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(1)	c/o PO Box 181062, Denver, Colorado 80218
(2)	c/o 9605 West 49th Avenue, Suite 200, Wheat Ridge, Colorado 80033

As of the date of this filing and since September 30, 2017, there have been no issuances of any class of stock, warrants or any other security.

ITEM 5: DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following table sets forth the names, ages, and positions with us for each of our directors and officers as of September 30, 2017:

Name	Age	Position	Since
Redgie Green	64	Director, President, Chief Executive Officer and Chief Financial Officer	February 2017

Redgie Green

Mr. Green was appointed as our sole director and officer effective February 2017. Mr. Green was a director of Golden Dragon Holdings Corp from 2006 to 2013. Mr. Green has served as the Chief Executive Officer and a Director of Legacy Technology Holdings, Inc. since October 2010 and as a Director of Momentum BioFuels, Inc. since May 2012.  Mr. Green was co-owner and operator of Green's B&R Enterprises, a wholesale donut baker from 1983 to 1990. He has been an active investor in small capital and high-tech adventures since 1987. Mr. Green has been a director of IntreOrg Systems, Inc. from March 2008 until October 2017 and International Paintball, Inc. from 2008 to 2012. Mr. Green received a B.S. in Business Administration from the University of Colorado. He was CEO and director of Capital Franchising Inc. from 2012 to 2014 and then again he was an officer and director from 2014 to 2015 (as “Jubilee 4Gold, Inc.”). He has been the President and director of Strategic Pharma Information Sciences, Inc. from May 2017 to date.

CONFLICTS OF INTEREST - GENERAL.

Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. Thus, there exist potential conflicts of interest including, among other things, time, efforts and corporation opportunity, involved in participation with such other business entities. While our sole officer and director of our business is engaged in business activities outside of our business, he devotes to our business such time as he believes to be necessary.

CONFLICTS OF INTEREST - CORPORATE OPPORTUNITIES

Presently no requirement contained in our Articles of Incorporation, Bylaws, or minutes which requires officers and directors of our business to disclose to us business opportunities which come to their attention. Our officers and directors do, however, have a fiduciary duty of loyalty to us to disclose to us any business opportunities which come to their attention, in their capacity as an officer and/or director or otherwise. Excluded from this duty would be opportunities which the person learns about through his involvement as an officer and director of another company. We have no intention of merging with or acquiring an affiliate, associate person or business opportunity from any affiliate or any client of any such person.

COMMITTEES OF THE BOARD OF DIRECTORS

In the ordinary course of business, the board of directors maintains a compensation committee and an audit committee.

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The primary function of the compensation committee is to review and make recommendations to the board of directors with respect to the compensation, including bonuses, of our officers and to administer the grants under our stock option plan.

The functions of the audit committee are to review the scope of the audit procedures employed by our independent auditors, to review with the independent auditors our accounting practices and policies and recommend to whom reports should be submitted, to review with the independent auditors their final audit reports, to review with our internal and independent auditors our overall accounting and financial controls, to be available to the independent auditors during the year for consultation, to approve the audit fee charged by the independent auditors, to report to the board of directors with respect to such matters and to recommend the selection of the independent auditors.

In the absence of a separate audit committee our board of directors’ functions as audit committee and performs some of the same functions of an audit committee, such as recommending a firm of independent certified public accountants to audit the annual financial statements; reviewing the independent auditor’s independence, the financial statements and their audit report; and reviewing management's administration of the system of internal accounting controls.

ITEM 6: EXECUTIVE COMPENSATION

During the year ended March 31, 2016, Mr. David Cutler was our sole director and officer.

During the year ended March 31, 2017, Mr. David Cutler was our sole director and officer from April 1, 2016 until February 23, 2017, after which he was replaced by Mr. Redgie Green as our sole director and officer.

Executive compensation during the years ended March 31, 2017 and 2016 was as follows:

NAME AND PRINCIPAL POSITION	YEAR	SALARY	BONUS	STOCK AWARDS	OPTIONS AWARDS ($)	NONQUALIFIED DEFERRED COMPENS- ATION ($)	ALL OTHER COMP	TOTAL
Redgie Green, Director, President, Chief Executive Officer, Chief Financial Officer (1)	2017 2016	- n/a	- n/a	- n/a	- n/a	- n/a	- n/a	- n/a

David Cutler Director, President, Chief Executive Officer, Chief Financial Officer (2)	2017 2016	$55,000 $60,000	- -	- -	- -	- -	- -	$55,000 $60,000

(1)	Appointed February 23, 2017
(2)	From April 2015 until February 23, 2017.

ITEM 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Directors and Officers Remuneration

During the year ended March 31, 2016, Mr. Cutler received compensation of $60,000 for his services to us as our sole director and officer.

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During the year ended March 31, 2017, for the period from April 1, 2016 through his resignation on February 23, 2017, Mr. Cutler received compensation of $55,000 for his services to us as our sole director and officer.

Mr. Redgie Green, who replaced Mr. Cutler as our sole director and officer effective February 23, 2017, received no remuneration for his services as our sole director officer from his appointment of February 23, 2017 through March 31, 2017.

Related Party Loan

During the year ended March 31, 2016, our then sole director and officer and principal shareholder advanced $63,700 to us by way of loan to fund our working capital requirements.

During the year ended March 31, 2017, our former sole director and officer and principal shareholder advanced $56,200 to us by way of loan to fund our working capital requirements.

During the six months ended September 30, 2017, our former sole director and officer and principal shareholder advanced $8,775 to us by way of loan to fund our working capital requirements.

The loan is unsecured, interest free, due on demand and represents our only source of funding for our working capital requirements at this time.

Stock Options

We have an incentive stock option plan, which provides for the granting by the Board of Directors of stock options to directors and officers for the purchase of authorized but unissued common shares.

As of September 30, 2002, 1,700,000 stock options were issued and outstanding.

No stock options were issued subsequent to September 30, 2002 through the date of this filing.

As of August 1, 2012, 1,500,000 stock options with an exercise price of $0.70 per share expired.

As of March 31, 2017 and 2016 and September 30, 2017, 200,000 stock options with an exercise price of $0.001 and that do not expire were issued and fully vested.

ITEM 8: LEGAL PROCEEDINGS

Neither we nor any of our officers, directors or holders of five percent or more of its common stock is a party to any pending legal proceedings and to the best of our knowledge, no such proceedings by or against us or our officers, or directors or holders of five percent or more of its common stock have been threatened or is pending against us.

ITEM 9: MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SWWE MATTERS

Market Price and Stockholder Matters

Shares of our common stock trade in the pink sheets market and quotations for the common stock are listed in the "Pink Sheets" produced by the OTC Markets under the symbol "SWWE".

The following table sets forth for the respective periods indicated the prices of our common stock in this market as reported and summarized by the National Quotation Bureau. Such prices are based on inter-dealer bid and asked prices, without markup, markdown, commissions, or adjustments and may not represent actual transactions.

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During the fiscal years ended March 31, 2017, 2016 and 2015 it had a trading history as follows:

	HIGH	LOW
Fiscal Year 2017:

June 30, 2016	$0.0021	$0.0021
September 30, 2016	$0.0021	$0.002
December 30, 2016	$0.002	$0.0011
March 31, 2017	$0.004	$0.001

Fiscal Year 2016:

June 30, 2015	$0.008	$0.006
September 30, 2015	$0.006	$0.005
December 30, 2015	$0.005	$0.0033
March 31, 2016	$0.0033	$0.0021

Fiscal Year 2015:

June 30, 2014	$0.02	$0.0021
September 30, 2014	$0.0143	$0.007
December 30, 2014	$0.007	$0.005
March 31, 2015	$0.01	$0.0041

Last Reported Price.

On October 27, 2017, the last reported bid price of our shares of common stock reported on the Pink Sheets was $0.0041 per share.

Record Holders.

There were 150 holders of record as of September 30, 2017; however, we believe the number of beneficial holders of our shares of common stock to be approximately 270. In many instances, a registered stockholder is a broker or other entity holding shares in street name for one or more customers who beneficially own the shares.

Our transfer agent is Securities Transfer Corporation, 2901 Dallas Parkway, Suite 380, Plano, Texas, 75093. Their telephone number is (469) 633-0101.

Dividend Policy

We have never paid cash dividends and have no plans to do so in the foreseeable future. Our future dividend policy will be determined by our board of directors and will depend upon a number of factors, including our financial condition and performance, our cash needs and expansion plans, income tax consequences, and the restrictions that applicable laws, any future preferred stock instruments, and any future credit arrangements may then impose.

Penny Stock.

Penny Stock Regulation Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Excluded from the penny stock designation are securities registered on certain national securities exchanges or quoted on NASDAQ, provided that current price and volume information

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with respect to transactions in such securities is provided by the exchange/system or sold to established customers or accredited investors.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in connection with the transaction, and the monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. As our securities have become subject to the penny stock rules, investors may find it more difficult to sell their securities.

ITEM 10: RECENT SALES OF UNREGISTERED SECURITIES

Shares of Common Stock

We have sold no unregulated securities in the past three years.

ITEM 11: DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

Description of Common Stock

We are authorized to issue 150,000,000 shares of our Common Stock, $0.0001 par value (the "Common Stock"). Each share of the Common Stock is entitled to share equally with each other share of Common Stock in dividends from sources legally available therefore, when, and if, declared by our board of directors and, upon our liquidation or dissolution, whether voluntary or involuntary, to share equally in the assets of the Company that are available for distribution to the holders of the Common Stock. Each holder of Common Stock is entitled to one vote per share for all purposes, except that in the election of directors, each holder shall have the right to vote such number of shares for as many persons as there are directors to be elected. Cumulative voting shall not be allowed in the election of directors or for any other purpose, and the holders of Common Stock have no preemptive rights, redemption rights or rights of conversion with respect to the Common Stock. Our board of directors is authorized to issue additional shares of our Common Stock within the limits authorized by our Articles of Incorporation and without stockholder action. All shares of Common Stock have equal voting rights, and voting rights are not cumulative.

Description of Preferred Stock

We are authorized to issue 50,000,000 shares of Preferred Stock with $0.001 par value (the "Preferred Stock") with such relative rights, preferences and designations as may be determined by our Board of Directors in its sole discretion upon the issuance of any shares of Preferred Stock.

No shares of Preferred Stock are issued or outstanding.

A total of 122,164,114 shares of common stock are currently outstanding on the date of this Form 10 registration statement.

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Transfer Agent

Securities Transfer Corporation is our share transfer agent. Their address is 2901 Dallas Parkway, Suite 380, Plano, Texas 75093. Their telephone number is (469) 633-0101.

ITEM 12: INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Colorado Business Corporation Act requires us to indemnify officers and directors for any expenses incurred by any officer or director in connection with any actions or proceedings, whether civil, criminal, administrative, or investigative, brought against such officer or director because of his or her status as an officer or director, to the extent that the director or officer has been successful on the merits or otherwise in defense of the action or proceeding. The Colorado Business Corporation Act permits a corporation to indemnify an officer or director, even in the absence of an agreement to do so, for expenses incurred in connection with any action or proceeding if such officer or director acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of us and such indemnification is authorized by the stockholders, by a quorum of disinterested directors, by independent legal counsel in a written opinion authorized by a majority vote of a quorum of directors consisting of disinterested directors, or by independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained.

The Colorado Business Corporation Act prohibits indemnification of a director or officer if a final adjudication establishes that the officer's or director's acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and were material to the cause of action. Despite the foregoing limitations on indemnification, the Colorado Business Corporation Act may permit an officer or director to apply to the court for approval of indemnification even if the officer or director is adjudged to have committed intentional misconduct, fraud, or a knowing violation of the law.

The Colorado Business Corporation Act also provides that indemnification of directors is not permitted for the unlawful payment of distributions, except for those directors registering their dissent to the payment of the distribution.

According to our bylaws, we are authorized to indemnify its directors to the fullest extent authorized under Colorado Law subject to certain specified limitations.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and persons controlling us pursuant to the foregoing provisions or otherwise, we are advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 13: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Subsequent to November 14, 2002, we provided certain financial information to the Bankruptcy Court as required by our Chapter 7 filing but issued no other form of financial statements.

Following the sale of our business and assets by the bankruptcy trustee on May 3, 2006, our Chapter 7 case was closed by the Bankruptcy court on July 9, 2009 and we emerged from the bankruptcy with no business or assets, outstanding liabilities of $871,044 and remained dormant for a number of years.

Our shareholders appointed a new Board of Directors on March 4, 2011 and on March 15, 2011 we filed a Form 15 and ceased to be an SEC reporting company.

Our audited financial statements for the years ended March 31, 2017 and 2016 and condensed unaudited financial statements for the three and six-month periods ended September 30, 2017 and 2016 appear at the end of this registration statement on pages F-1 though F-34.

33

ITEM 14: CHANGES IN AND DISAGREEMENTS WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON ACCOUNTING AND FINANCIAL DISCLOSURE

On September 8, 2017, we appointed Michael Gillespie & Associates, PLLC as our new independent auditors.

There have been no disagreements with the independent registered public accounting firm regarding accounting and financial disclosure.

ITEM 15: FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

We filed our last audited financial statements for the years ended March 31, 2002 and 2001 on August 28, 2002.

Our audited financial statements for the years ended March 31, 2017 and 2016 and condensed unaudited financial statements for the three and six-month periods ended September 30, 2017 and 2016 appear at the end of this registration statement on pages F-1 though F-34.

Exhibits

See the Exhibit Index beginning following the signature page.

34

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

Southwestern Water Exploration Co.

Date:	December 19, 2017	By:	/s/ Redgie Green
Redgie Green Chief Executive Officer (Principal Executive Officer), President and Chief Financial Officer (Principal Accounting Officer)

35

Exhibit Index

Copies of the following documents are included as exhibits to this registration statement.

Exhibit No.	Title of Document

3.(i).1	Articles of Incorporation (1)

3.(i).2	Bylaws (1)

23.1	Consent of Independent Auditing Firm

 (1) Incorporated by reference from the Exhibits included in the Company’s Form 10 filed with the Securities and Exchange Commission (www.sec.gov), filed November 14, 2017.

36

SOUTHWESTERN WATER EXPLORATION CO.

FINANCIAL STATEMENTS

C O N T E N T S

AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDED MARCH 31, 2017 AND 2016
COVER PAGE	F-1
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2
BALANCE SHEETS as of March 31, 2017 and 2016	F-3
STATEMENTS OF OPERATIONS for the years ending March 31, 2017 and 2016	F-4
STATEMENTS OF CHANGES STOCKHOLDERS DEFICIT for the years ending March 31, 2017 and 2016	F-5
STATEMENTS OF CASH FLOWS for the years ending March 31, 2017 and 2016	F-6
NOTES TO FINANCIAL STATEMENTS	F-7

CONDENSED UNAUDITED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
COVER PAGE	F-17
CONDENSED BALANCE SHEETS as of September 30, 2017 (unaudited) and March 31, 2017 (audited)	F-19
CONDENSED UNAUDITED STATEMENTS OF OPERATIONS for the three and six-month periods ending September 30, 2017 and 2016	F-20
CONDENSED STATEMENTS OF STOCKHOLDERS DEFICIT for the years ended March 31, 2017 (audited) and 2016 (audited) and the six-month period ended September 30, 2017 (unaudited)	F-21
CONDENSED UNAUDITED STATEMENTS OF CASH FLOWS for the six-month periods ending September 30, 2017 and 2016	F-22
NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS	F-23

37

SOUTHWESTERN WATER EXPLORATION CO.

AUDITED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

F-1

MICHAEL GILLESPIE & ASSOCIATES, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

10544 ALTON AVE NE

SEATTLE, WA 98125

206.353.5736

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Southwestern Water Exploration Co.

We have audited the accompanying balance sheets of Southwestern Water Exploration Co as of March 31, 2017 and 2016 and the related statements of operations, changes in stockholder’s deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Southwestern Water Exploration Co. as of March 31, 2017 and 2016 and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #2 to the financial statements the Company has limited operations and has yet to attain profitability. This raises substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters is also described in Note #2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ MICHAEL GILLESPIE & ASSOCIATES, PLLC

Seattle, Washington

November 6, 2017

F-2

SOUTHWESTERN WATER EXPLORATION CO.
BALANCE SHEETS

	March 31
	2017	2016

ASSETS

Current Assets
Cash and Cash Equivalents	$—	$—

Total Current Assets	—	—

Total Assets	$—	$—

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current Liabilities
Shareholder Loan Payable	297,277	241,077

Total Current Liabilities	297,277	241,077

Total Liabilities	297,277	241,077

Commitments and Contingencies (Note 9)

Shareholders' Deficit

Preferred Stock, $0.001 par value, 50,000,000 authorized	—	—
none issued and outstanding
Common Stock, $0.001 par value, 150,000,000 authorized,
122,164,114 issued and outstanding respectively	122,164	122,164
Additional Paid in Capital	5,673,913	5,673,913
Retained Deficit	(6,093,354)	(6,037,154)

Total Members' / Shareholders' Deficit	(297,277)	(241,077)

Total Liabilities and Members' / Shareholders' Deficit	$—	$—

The accompanying notes are an integral part of these audited financial statements

F-3

SOUTHWESTERN WATER EXPLORATION CO.
STATEMENTS OF OPERATIONS

	For the Year Ended
	March 31
	2017	2016

REVENUE	$—	$—

COST OF REVENUE	—	—

GROSS PROFIT	—	—

EXPENSES
General and administrative	56,200	63,700

Total Expenses	56,200	63,700

OPERATING LOSS	(56,200)	(63,700)

OTHER INCOME / (EXPENSE)	—	—

LOSS BEFORE TAXES	(56,200)	(63,700)

TAXES	—	—

NET LOSS	(56,200)	(63,700)

Net Loss per Common Share: Basic and Diluted	$(0.00)	$(0.00)

Weighted Average Common Shares Outstanding: Basic and Diluted	122,164,114	122,164,114

The accompanying notes are an integral part of these audited financial statements

F-4

SOUTHWESTERN WATER EXPLORATION CO.
STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

	Common		Additional
	Stock		Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balance - March 31, 2015	122,164,114	$122,164	$5,673,913	$(5,973,454)	$(177,377)

Loss for the year	—	—	—	(63,700)	(63,700)

Balance - March 31, 2016	122,164,114	$122,164	$5,673,913	$(6,037,154)	$(241,077)

Loss for the year	—	—	—	(56,200)	(56,200)

Balance - March 31, 2017	122,164,114	$122,164	$5,673,913	$(6,093,354)	$(297,277)

The accompanying notes are an integral part of these audited financial statements

F-5

SOUTHWESTERN WATER EXPLORATION CO.
STATEMENTS OF CASH FLOWS

	For the Year Ended
	March 31
	2017	2016

Cash Flows (Used In) Operating Activities:
Net Loss	$(56,200)	$(63,700)
Adjustments to reconcile net loss to
net cash used in operating activities:	—	—
Changes in working capital items:	—	—

Net Cash (Used In) Operating Activities	(56,200)	(63,700)

Cash Flows From (Used In) Investing Activities:	—	—

Cash Flows From Financing Activities:
Shareholder loan payable - advances	56,200	63,700

Net Cash From Investing Activities	56,200	63,700

Net Change in Cash:	—	—

Beginning Cash	—	—

Ending Cash	$—	$—

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest:	$—	$—

Cash paid for tax:	$—	$—

The accompanying notes are an integral part of these audited financial statements

F-6

NOTE 1. NATURE OF OPERATIONS

Nature of Business

Southwestern Water Exploration Co., a Colorado corporation, (“Southwestern Water”, “We" or "Us") is a publicly quoted shell company seeking to create value for our shareholders by merging with another entity with experienced management and opportunities for growth in return for shares of our common stock. No potential merger candidate has been identified at this time.

History

Southwestern Water, formerly Star Acquisitions Corporation, was incorporated in the State of Colorado on July 10, 1987.

On October 23, 1993, we acquired American Institute of Formation Evaluation Co., a Colorado corporation ("AIFECO"), as a wholly owned subsidiary in exchange for 4,500,000 shares of our common stock. Prior to the acquisition, AIFECO was controlled by two of our officers and directors, Steven Misner and Barbara McAllister.

On November 12, 1993, we changed our name to Southwestern Water Exploration Co. Our principal offices were located at 4391 S. Pearl Street, Las Vegas, Nevada 89121.

We were a development stage company engaged in the principal activity of exploring and producing potable water from deep aquifers throughout the American Southwest. We intended to accomplish our business plan by acquiring water rights to deep reservoirs to provide supplies of fresh water to cities, municipalities and farmers in the Southwest.

On November 20, 2003, we filed a voluntary petition in bankruptcy in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) under Title 11, Chapter 7 of the United States Code.  The case was assigned # 03-46510-H3-7.  Mr. Joseph Hill was appointed bankruptcy trustee on November 20, 2003.

On May 3, 2006, the Bankruptcy Court authorized the sale of all of our assets, including our ownership of AIFECO, to a company controlled by a former director and shareholder of ours for $25,000. On July 9, 2009, our Chapter 7 case was closed by the Bankruptcy court. We emerged from the bankruptcy with no business or assets, outstanding liabilities of $871,044 and remained dormant for a number of years.

Effective January 13, 2011, Adams County District Court of Colorado, in response to a complaint filed by one of our shareholders under Case Number 2010CV1969, authorized a meeting of our shareholders’ to be held on March 4, 2011 for the sole purpose of enabling our shareholders to elect a new Board of Directors. On March 4, 2011, we held our Annual Meeting of Stockholders (the "Meeting") pursuant to the above-mentioned Court Order. At the Meeting, David J. Cutler was appointed our sole director and officer, effective immediately, who then proceeded to manage the company, until his resignation.

F-7

NOTE 1. NATURE OF OPERATIONS (CONTINUED)

History (Continued)

At a Shareholders’ meeting held on August 14, 2012, a majority of shareholders voted (among other things) to:

i)	Transfer our domicile from Colorado to Delaware,

ii)	Change our name to a name to be determined by the Board,

iii)	Complete a 50:1 reverse split in the number of our commons shares,

iv)	Increase the number of our authorized common shares from 150,000,000 to 500,000,000, and

v)	Increase the number of our preferred shares from 50,000,000 to 100,000,000.

On August 9, 2013, we transferred our domicile from Colorado to Delaware as we merged into a Delaware incorporated corporation called Southwestern Water Exploration Co. Our authorized share capital remained unchanged - 200,000,000 authorized shares with a par value of $0.001, 150,000,000 authorized common shares and 50,000,000 authorized preferred shares. We subsequently entered into a merger and reorganization agreement with our two newly formed, wholly owned, Delaware incorporated, subsidiary companies, SW2012 Inc. and SW Holding Co. However, we were unable to obtain FINRA approval for the reorganization agreement, and reverse split, and capital increase, all of which have now been abandoned.

On December 31, 2016, we transferred our domicile back to Colorado from Delaware by merging SW Holding Co. and SW2012, Inc. with a newly formed Colorado corporation, Southwestern Water Exploration Co.

Effective July 9, 2013, at the maximum, all of our liabilities that had been outstanding as of July 9, 2009 when our Chapter 7 Bankruptcy case was closed by the Bankruptcy court became statute barred under Texas State law, as the company was then in the Texas venue, and under Colorado Law, the liabilities were barred, at the latest in 2015, if they were written debts, and earlier than that if accounts payable.

F-8

NOTE 2. GOING CONCERN

Our financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. We have no ongoing business or income and for the year ended March 31, 2017, we reported a net loss of $56,200 and an accumulated deficit of $6,093,354 as of March 31, 2017. These conditions raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties. Our ability to continue as a going concern is dependent upon our ability to raise additional debt or equity funding to meet our ongoing operating expenses and ultimately in merging with another entity with experienced management and profitable operations. No assurances can be given that we will be successful in achieving these objectives.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The summary of significant accounting policies is presented to assist in the understanding of the financial statements. These policies conform to accounting principles generally accepted in the United States of America and have been consistently applied.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

We maintain cash balances in a non-interest bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents. As of March 31, 2017 and 2016, we did not maintain any cash or bank balances.

Financial Instruments

The estimated fair values for financial instruments were determined at discrete points in time based on relevant market information. These estimates involved uncertainties and could not be determined with precision. The carrying amount of the shareholder loan payable approximates its fair value because of the short-term maturities of this instrument.

F-9

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements:

ASC Topic 820, Fair Value Measurements and Disclosures ("ASC 820"), provides a comprehensive framework for measuring fair value and expands disclosures which are required about fair value measurements.  Specifically, ASC 820 sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs.  ASC 820 defines the hierarchy as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reported date. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as equities listed on the New York Stock Exchange.

Level 2 – Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date.  The types of assets and liabilities in Level 2 are typically either comparable to actively traded securities or contracts, or priced with models using highly observable inputs.

Level 3 – Significant inputs to pricing that are unobservable as of the reporting date.  The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as complex and subjective models and forecasts used to determine the fair value of financial transmission rights.

Our financial instruments consist of a single loan payable from one of our shareholders. The carrying values the loan payable - shareholder approximates its fair value due to its short maturity.

Related Party Transactions:

A related party is generally defined as (i) any person that holds 10% or more of our membership interests including such person's immediate families, (ii) our management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with Aquarius, or (iv) anyone who can significantly influence our financial and operating decisions. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Fixed Assets:

Fixed assets are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.  Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the related reasonably assured lease term.

We review our fixed assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable.

Maintenance and repairs of fixed assets are charged to operations. Major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts and any gain or loss is included in operations.

F-10

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed Assets (Continued):

On May 3, 2006, the Bankruptcy Court authorized the sale of all of our assets, including our ownership of AIFECO, to a company controlled by a former director and shareholder of ours for $25,000.

Since that date, we have not owned any fixed assets.

Impairment of Long-Lived and Intangible Assets:

In the event that facts and circumstances indicated that the cost of long-lived and intangible assets may be impaired, an evaluation of recoverability will be performed. If an evaluation was required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value was required. No impairment was recorded during the years ended March 31, 2017 and 2016.

Deferred Costs and Other:

Offering costs with respect to issue of debt or equity by us are initially deferred and ultimately offset against the proceeds from these debt or equity transactions if successful or expensed if the proposed debt or equity transaction is unsuccessful.

Income Taxes:

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Uncertain Tax Positions:

We evaluate tax positions in a two-step process. Wee first determines whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. We classify gross interest and penalties and unrecognized tax benefits that are not expected to result in payment or receipt of cash within one year as long term liabilities in the financial statements.

F-11

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition:

Four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) are based on our management's judgments regarding the fixed nature of the selling prices of the products and services delivered and the collectability of those amounts.

During the years ended March 31, 2017 and 2016, we did not recognize any revenue.

Advertising Costs:

We expense advertising costs when advertisements occur.  No advertising costs were incurred during the years ended March 31, 2017 or 2016.

Stock Based Compensation:

The cost of equity instruments issued to non-employees in return for goods and services is measured by the fair value of the goods or services received or the measurement date fair value of the equity instruments issued, whichever is the more readily determinable. Measurement date for non-employees is the earlier of performance commitment date or the completion of services. The cost of employee services received in exchange for equity instruments is based on the grant date fair value of the equity instruments issued.

Net Loss per Share Calculation:

Basic net loss per common share ("EPS") is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive.

During the years ended March 31, 2017and 2016, 200,000 stock options with an exercise price of $0.001 and without an expiration date were issued and outstanding. The impact of these stock options was excluded from the calculation of the net loss per share in both the years ended March 31, 2017 and 2016 as it would have been anti-dilutive.

Subsequent Events:

We have evaluated all transactions from March 31, 2017 through November 6, 2017 for subsequent event disclosure consideration.

Recently Accounting Pronouncements:

We have reviewed all the recently issued, but not yet effective, accounting pronouncements and do not believe any of these pronouncements will have a material impact on tour financial statements.

F-12

NOTE 4. ASSETS

On May 3, 2006, the Bankruptcy Court authorized the sale of all of our assets, including our ownership of AIFECO, to a company controlled by a former director and shareholder of ours for $25,000.

Since that date, we have not owned any assets.

NOTE 5. ACCOUNTS PAYABLE AND ACCRUALS

Effective July 9, 2013, all of our liabilities that had been outstanding as of July 9, 2009 when our Chapter 7 case was closed by the Bankruptcy court became statute barred under Texas State law.

Since that date no balance of accounts payable or accruals has been outstanding.

NOTE 6. SHAREHOLDER LOAN PAYABLE

During the years ended March 31, 2017 and 2016 we received $56,200 and $63,700 respectively, by way of loan from our principal shareholder, a former officer and director of ours, to fund our working capital requirements such as the compensation to the former officer and director, share transfer agent fees and certain legal fees.

The loan is interest free, unsecured and due on demand.

The balance due to our principal shareholder as of March 31, 2017 and 2016 was $297,277 and $241,077 respectively.

NOTE 7. INCOME TAXES

We did not provide any current or deferred US federal income tax provision or benefit for any of the periods presented in these financial statements because we have experienced losses since Inception. When it is more likely than not, that a tax asset cannot be realized through future income, we must record an allowance against any future potential future tax benefit. We have provided a full valuation allowance against the net deferred tax asset, consisting of net operating loss carry forwards, because management has determined that it is more likely than not that we will not earn income sufficient to realize the deferred tax assets during the carry forward periods.

The Company has not taken a tax position that, if challenged, would have a material effect on the financial statements for the years ended March 31, 2017 and 2016 as defined under ASC 740, "Accounting for Income Taxes." We did not recognize any adjustment to the liability for uncertain tax position and therefore did not record any adjustment to the beginning balance of the accumulated deficit on the balance sheet.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes.

F-13

NOTE 7. INCOME TAXES (CONTINUED)

The sources and tax effects of the differences for the periods presented are as follows:

	Year ended March 31,
	2017	2016

Statutory U.S. Federal Income Tax Rate	35%	35%
State Income Taxes	3.5%	3.5%
Change in Valuation Allowance	(38.5)%	(38.5)%
Effective Income Tax Rate	0%	0%

A reconciliation of the income taxes computed at the statutory rate is as follows:

	Year ended March 31,
	2017	2016

Tax at statutory rate (38.5%)	$21,637	$24,525
Increase in valuation allowance	(21,637)	(24,525)

Net deferred tax assets	$—	$—

NOTE 8. COMMITMENTS & CONTINGENCIES

Legal Proceedings

We were not subject to any legal proceedings the years ended March 31, 2017 and 2016, and, to the best of our knowledge, no legal proceedings are pending or threatened.

Contractual Obligations

All of our existing contractual obligations that were outstanding when filed for bankruptcy on November 20, 2003 were rejected by the bankruptcy trustee during the bankruptcy. Consequently, when the bankruptcy case was closed on July 9, 2009, we had no ongoing contractual obligations and we have not entered into any new contractual obligations since that date.

NOTE 9. SHAREHOLDERS’ DEFICIT

Preferred Stock

As of March 31, 2017, we were authorized to issue 50,000,000 shares of preferred stock with a par value of $0.001.

No shares of preferred stock were issued and outstanding during the years ended March 31, 2017 and 2016.

F-14

NOTE 9. SHAREHOLDERS’ DEFICIT (CONTINUED)

Common Stock

As of March 31, 2017, we were authorized to issue 150,000,000 shares of common stock with a par value of $0.001.

In the last Form 10-Q which we filed for the three and six months ended September 30, 2002, we disclosed that there were 23,600,012 shares issued and outstanding. In arriving at this number, we took into consideration the cancellation of 33,333 shares of common stock in respect of “cancellation on exercise of stock options”. Moreover, we further disclosed that we were authorized to issue a further 80,000 shares of common stock, with a fair value of $32,000, for services rendered during fiscal 2002 and 2003 that were not yet issued at September 30, 2002.

Neither of these transaction, the cancellation of the 33,000 shares of common stock relating to the exercise of stock option or the proposed issuance of 80,000 shares of common stock for services, were ever consummated. Both these transactions are now null and void as they are either statute barred or were not included in the claims filed under the bankruptcy.

Consequently 23,633,345 shares of common stock were issued and outstanding both when we filed for bankruptcy effective November 20, 2003 and when our Chapter 7 case was closed by the Bankruptcy court on July 9, 2009.

At a Board meeting held on June 22, 2012:

i)	Ms. Mari Christie was appointed as a director of ours and was issued 50,000 shares of our common stock with a value of $80 ($0.0016 per share) as compensation for her role as a non-executive director,

ii)	Mr. Cutler was awarded was issued with 93,480,769 shares of our common stock with a value of $149,569 ($0.0016 per share) as reimbursement for expenses he had incurred on our behalf and as compensation for his role as an executive director and officer of ours, and

iii)	A consultant to of ours was issued with 5,000,000 shares of our common stock valued at $8,000 ($0.0016 per share) as compensation for his services to us.

Following the issuance of these shares, we had 122,164,114 shares of common stock issued and outstanding.

No shares of common stock were issued during the years ended March 31, 2017 and 2016.

As of March 31, 2017 and 2016, 122,164,114 shares of common stock were issued and outstanding.

F-15

NOTE 9. SHAREHOLDERS’ DEFICIT (CONTINUED)

Warrants

As of September 30, 2002, 15,897,668 warrants were issued and outstanding with exercise prices between $0.25 and $3.50 per share and expiration terms up until September 25,2006.

All issued and outstanding warrants expired by September 25,2006.

No warrants were issued subsequent to September 30, 2002.

No warrants were issued or outstanding during the years ended March 31, 2017 and 2016.

Stock Options

The Corporation has an incentive stock option plan, which provides for the granting by the Board of Directors of stock options to directors and officers for the purchase of authorized but unissued common shares.

As of September 30, 2002, 1,700,000 stock options were issued and outstanding.

No stock options were issued subsequent to September 30, 2002.

As of August 1, 2012, 1,500,000 stock options with an exercise price of $0.70 per share expired.

As of March 31, 2017 and 2016, 200,000 stock options with an exercise price of $0.001 and that do not expire were issued and fully vested.

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events after March 31, 2017 through November 6, 2017 and has determined there have been no subsequent events for which disclosure is required

F-16

SOUTHWESTERN WATER EXPLORATION CO.

CONDENSED UNAUDITED FINANCIAL STATEMENTS

FOR THE THREE AND SIX-MONTH PERIODS ENDED

SEPTEMBER 30, 2017 AND 2016

F-17

F-18

SOUTHWESTERN WATER EXPLORATION CO.
CONDENSED BALANCE SHEETS

	September 30	March 31
	2017	2017
	(unaudited)	(audited)
ASSETS

Current Assets
Cash and Cash Equivalents	$—	$—

Total Current Assets	—	—

Total Assets	$—	$—

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current Liabilities
Shareholder Loan Payable	306,052	297,277

Total Current Liabilities	306,052	297,277

Total Liabilities	306,052	297,277

Commitments and Contingencies (Note 9)

Shareholders' Deficit

Preferred Stock, $0.001 par value, 50,000,000 authorized	—	—
none issued and outstanding
Common Stock, $0.001 par value, 150,000,000 authorized,
122,164,114 issued and outstanding respectively	122,164	122,164
Additional Paid in Capital	5,673,913	5,673,913
Retained Deficit	(6,102,129)	(6,093,354)

Total Members' / Shareholders' Deficit	(306,052)	(297,277)

Total Liabilities and Members' / Shareholders' Deficit	$—	$—

The accompanying notes are an integral part of these condensed unaudited financial statements

F-19

SOUTHWESTERN WATER EXPLORATION CO.
CONDENSED UNAUDITED STATEMENTS OF OPERATIONS

	For the Three Months Ended		For the Six Months Ended
	September 30		September 30
	2017	2016	2017	2016

REVENUE	$—	$—	$—	$—

COST OF REVENUE	—	—	—	—

GROSS PROFIT	—	—	—	—

EXPENSES
General and administrative	8,375	15,300	8,775	30,600

Total Expenses	8,375	15,300	8,775	30,600

OPERATING LOSS	(8,375)	(15,300)	(8,775)	(30,600)

OTHER INCOME / (EXPENSE)	—	—	—	—

LOSS BEFORE TAXES	(8,375)	(15,300)	(8,775)	(30,600)

TAXES	—	—	—	—

NET LOSS	(8,375)	(15,300)	(8,775)	(30,600)

Net Loss per Common Share: Basic and Diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted Average Common Shares Outstanding: Basic and Diluted	122,164,114	122,164,114	122,164,114	122,164,114

The accompanying notes are an integral part of these condensed unaudited financial statements

F-20

SOUTHWESTERN WATER EXPLORATION CO.
CONDENSED UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

	Common		Additional
	Stock		Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balance - March 31, 2016 - audited	122,164,114	$122,164	$5,673,913	$(6,037,154)	$(241,077)

Loss for the year - audited	—	—	—	(56,200)	(56,200)

Balance - March 31, 2017 - audited	122,164,114	$122,164	$5,673,913	$(6,093,354)	$(297,277)

Loss for the period - unaudited	—	—	—	(8,775)	(8,775)

Balance - September 30, 2017 - unaudited	122,164,114	$122,164	$5,673,913	$(6,102,129)	$(306,052)

The accompanying notes are an integral part of these condensed unaudited financial statements

F-21

SOUTHWESTERN WATER EXPLORATION CO.
CONDENSED UNAUDITED STATEMENTS OF CASH FLOWS

	For the Six Months Ended September 30
	2017	2016
Cash Flows (Used In) Operating Activities:
Net Loss	$(8,775)	$(30,600)
Adjustments to reconcile net loss to
net cash used in operating activities:	—	—
Changes in working capital items:	—	—

Net Cash (Used In) Operating Activities	(8,775)	(30,600)

Cash Flows From (Used In) Investing Activities:	—	—

Cash Flows From Financing Activities:
Shareholder loan payable - advances	8,775	30,600

Net Cash From Investing Activities	8,775	30,600

Net Change in Cash:	—	—

Beginning Cash	—	—

Ending Cash	$—	$—

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest:	$—	$—

Cash paid for tax:	$—	$—

The accompanying notes are an integral part of these condensed unaudited financial statements.
F-22

NOTE 1. NATURE OF OPERATIONS

Nature of Business

Southwestern Water Exploration Co., a Colorado corporation, (“Southwestern Water”, “We" or "Us") is a publicly quoted shell company seeking to create value for our shareholders by merging with another entity with experienced management and opportunities for growth in return for shares of our common stock. No potential merger candidate has been identified at this time.

History

Southwestern Water, formerly Star Acquisitions Corporation, was incorporated in the State of Colorado on July 10, 1987.

On October 23, 1993, we acquired American Institute of Formation Evaluation Co., a Colorado corporation ("AIFECO"), as a wholly owned subsidiary in exchange for 4,500,000 shares of our common stock. Prior to the acquisition, AIFECO was controlled by two of our officers and directors, Steven Misner and Barbara McAllister.

On November 12, 1993, we changed our name to Southwestern Water Exploration Co. Our principal offices were located at 4391 S. Pearl Street, Las Vegas, Nevada 89121.

We were a development stage company engaged in the principal activity of exploring and producing potable water from deep aquifers throughout the American Southwest. We intended to accomplish our business plan by acquiring water rights to deep reservoirs to provide supplies of fresh water to cities, municipalities and farmers in the Southwest.

On November 20, 2003, we filed a voluntary petition in bankruptcy in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) under Title 11, Chapter 7 of the United States Code.  The case was assigned # 03-46510-H3-7.  Mr. Joseph Hill was appointed bankruptcy trustee on November 20, 2003.

On May 3, 2006, the Bankruptcy Court authorized the sale of all of our assets, including our ownership of AIFECO, to a company controlled by a former director and shareholder of ours for $25,000. On July 9, 2009, our Chapter 7 case was closed by the Bankruptcy court. We emerged from the bankruptcy with no business or assets, outstanding liabilities of $871,044 and remained dormant for a number of years.

Effective January 13, 2011, Adams County District Court of Colorado, in response to a complaint filed by one of our shareholders under Case Number 2010CV1969, authorized a meeting of our shareholders’ to be held on March 4, 2011 for the sole purpose of enabling our shareholders to elect a new Board of Directors. On March 4, 2011, we held our Annual Meeting of Stockholders (the "Meeting") pursuant to the above-mentioned Court Order. At the Meeting, David J. Cutler was appointed our sole director and officer, effective immediately, who then proceeded to manage the company, until his resignation.

F-23

NOTE 1. NATURE OF OPERATIONS (CONTINUED)

History (Continued)

At a Shareholders’ meeting held on August 14, 2012, a majority of shareholders voted (among other things) to:

i)	Transfer our domicile from Colorado to Delaware,

ii)	Change our name to a name to be determined by the Board,

iii)	Complete a 50:1 reverse split in the number of our commons shares,

iv)	Increase the number of our authorized common shares from 150,000,000 to 500,000,000, and

v)	Increase the number of our preferred shares from 50,000,000 to 100,000,000.

On August 9, 2013, we transferred our domicile from Colorado to Delaware as we merged into a Delaware incorporated corporation called Southwestern Water Exploration Co. Our authorized share capital remained unchanged - 200,000,000 authorized shares with a par value of $0.001, 150,000,000 authorized common shares and 50,000,000 authorized preferred shares. We subsequently entered into a merger and reorganization agreement with our two newly formed, wholly owned, Delaware incorporated, subsidiary companies, SW2012 Inc. and SW Holding Co. However, we were unable to obtain FINRA approval for the reorganization agreement, and reverse split, and capital increase, all of which have now been abandoned.

On December 31, 2016, we transferred our domicile back to Colorado from Delaware by merging SW Holding Co. and SW2012, Inc. with a newly formed Colorado corporation, Southwestern Water Exploration Co.

Effective July 9, 2013, at the maximum, all of our liabilities that had been outstanding as of July 9, 2009 when our Chapter 7 Bankruptcy case was closed by the Bankruptcy court became statute barred under Texas State law, as the company was then in the Texas venue, and under Colorado Law, the liabilities were barred, at the latest in 2015, if they were written debts, and earlier than that if accounts payable.

F-24

NOTE 2. GOING CONCERN

Our financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. We have no ongoing business or income and for the six months ended September 30, 2017, we reported a net loss of $8,375 (unaudited) and an accumulated deficit of $6,102,129 as of September 30, 2017 (unaudited). These conditions raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties. Our ability to continue as a going concern is dependent upon our ability to raise additional debt or equity funding to meet our ongoing operating expenses and ultimately in merging with another entity with experienced management and profitable operations. No assurances can be given that we will be successful in achieving these objectives.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The summary of significant accounting policies is presented to assist in the understanding of the financial statements. These policies conform to accounting principles generally accepted in the United States of America and have been consistently applied.

F-25

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Interim Financial Statements

The accompanying unaudited interim condensed financial statements have been prepared in accordance with GAAP for interim financial information in accordance with Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The accompanying condensed financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows at September 30, 2017 and for the related periods presented. The results for the three and six-months ended September 30, 2017 are not necessarily indicative of the results of operations for the full year. These financial statements and related footnotes should be read in conjunction with the financial statements and footnotes thereto for the year ended March 31, 2017 included in this Form 10 on pages F-1 to F-17 above, filed with the Securities and Exchange Commission.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

We maintain cash balances in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents. As of September 30, 2017 and 2016, we did not maintain any cash or bank balances.

Financial Instruments

The estimated fair values for financial instruments were determined at discrete points in time based on relevant market information. These estimates involved uncertainties and could not be determined with precision. The carrying amounts of accounts payable, accrued liabilities and loans payable approximate fair value because of the short-term maturities of these instruments. The fair value of our shareholder loan payable approximates to its carrying value due to its short-term maturity.

Fair Value Measurements:

ASC Topic 820, Fair Value Measurements and Disclosures ("ASC 820"), provides a comprehensive framework for measuring fair value and expands disclosures which are required about fair value measurements.  Specifically, ASC 820 sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs.  ASC 820 defines the hierarchy as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reported date. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as equities listed on the New York Stock Exchange.

Level 2 – Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date.  The types of assets and liabilities in Level 2 are typically either comparable to actively traded securities or contracts, or priced with models using highly observable inputs.

F-26

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued):

Level 3 – Significant inputs to pricing that are unobservable as of the reporting date.  The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as complex and subjective models and forecasts used to determine the fair value of financial transmission rights.

Our financial instruments consist of a single loan payable from one of our shareholders. The carrying values the loan payable - shareholder approximates its fair value due to its short maturity.

Related Party Transactions:

A related party is generally defined as (i) any person that holds 10% or more of our membership interests including such person's immediate families, (ii) our management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with Aquarius, or (iv) anyone who can significantly influence the financial and operating decisions of Aquarius. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Fixed Assets:

Fixed assets are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.  Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the related reasonably assured lease term.

We review our fixed assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable.

Maintenance and repairs of fixed assets are charged to operations. Major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts and any gain or loss is included in operations.

On May 3, 2006, the Bankruptcy Court authorized the sale of all of our assets, including our ownership of AIFECO, to a company controlled by a former director and shareholder of ours for $25,000.

Since that date, we have not owned any fixed assets.

Impairment of Long-Lived and Intangible Assets:

In the event that facts and circumstances indicated that the cost of long-lived and intangible assets may be impaired, an evaluation of recoverability will be performed. If an evaluation was required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value was required. No impairment was recorded during the three and six-month periods ended September 30, 2017 and 2016.

Deferred Costs and Other:

Offering costs with respect to issue of debt or equity by us are initially deferred and ultimately offset against the proceeds from these debt or equity transactions if successful or expensed if the proposed debt or equity transaction is unsuccessful.

F-27

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes:

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Uncertain Tax Positions:

We evaluate tax positions in a two-step process. Wee first determines whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. We classify gross interest and penalties and unrecognized tax benefits that are not expected to result in payment or receipt of cash within one year as long-term liabilities in the financial statements.

Revenue Recognition:

Four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) are based on our management's judgments regarding the fixed nature of the selling prices of the products and services delivered and the collectability of those amounts.

During the three and six-month periods ended September 30, 2017 and 2016, we did not recognize any revenue.

Advertising Costs:

We expense advertising costs when advertisements occur.  No advertising costs were incurred during the three and six-month periods ended September 30, 2017 or 2016.

Stock Based Compensation:

The cost of equity instruments issued to non-employees in return for goods and services is measured by the fair value of the goods or services received or the measurement date fair value of the equity instruments issued, whichever is the more readily determinable. Measurement date for non-employees is the earlier of performance commitment date or the completion of services. The cost of employee services received in exchange for equity instruments is based on the grant date fair value of the equity instruments issued.

Net Loss per Share Calculation:

Basic net loss per common share ("EPS") is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive.

F-28

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net Loss per Share Calculation (Continued):

During the three and six-month periods ended September 30, 2017 and 2016, 200,000 stock options with an exercise price of $0.001 and without an expiration date were issued and outstanding. The impact of these stock options was excluded from the calculation of the net loss per share in both the three and six-month periods ended September 30, 2017 and 2016 as it would have been anti-dilutive.

Subsequent Events:

We have evaluated all transactions from September 30, 2017 through November 7, 2017 for subsequent event disclosure consideration.

Recently Accounting Pronouncements:

We have reviewed all the recently issued, but not yet effective, accounting pronouncements and do not believe any of these pronouncements will have a material impact on tour financial statements.

NOTE 4. ASSETS

On May 3, 2006, the Bankruptcy Court authorized the sale of all of our assets, including our ownership of AIFECO, to a company controlled by a former director and shareholder of ours for $25,000.

Since that date, we have not owned any assets.

NOTE 5. ACCOUNTS PAYABLE AND ACCRUALS

Effective July 9, 2013, all of our liabilities that had been outstanding as of July 9, 2009 when our Chapter 7 case was closed by the Bankruptcy court became statute barred under Texas State law.

Since that date no balance of accounts payable or accruals has been outstanding.

NOTE 6. SHAREHOLDER LOAN PAYABLE

During the three and six months ended September 30, 2017 and 2016 we received $8,375 (2016- $15,300) and $8,775 (2016- $30,600) respectively, by way of loan from our principal shareholder, a former officer and director of ours, to fund our working capital requirements such as the compensation to the former officer and director, share transfer agent fees and certain legal fees.

The loan is interest free, unsecured and due on demand.

The balance due to our principal shareholder as of September 30, 2017 (unaudited) and March 31, 2017 (audited) was $306,052 and $292,277 respectively.

F-29

NOTE 7. INCOME TAXES

We did not provide any current or deferred US federal income tax provision or benefit for any of the periods presented in these financial statements because we have experienced losses since Inception. When it is more likely than not, that a tax asset cannot be realized through future income, we must record an allowance against any future potential future tax benefit. We have provided a full valuation allowance against the net deferred tax asset, consisting of net operating loss carry forwards, because management has determined that it is more likely than not that we will not earn income sufficient to realize the deferred tax assets during the carry forward periods.

The Company has not taken a tax position that, if challenged, would have a material effect on the financial statements for the three and six-month periods ended September 30, 2017 and 2016 as defined under ASC 740, "Accounting for Income Taxes." We did not recognize any adjustment to the liability for uncertain tax position and therefore did not record any adjustment to the beginning balance of the accumulated deficit on the balance sheet.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes.

The sources and tax effects of the differences for the periods presented are as follows:

	Three-month period Ended September 30,		Six-month period Ended September 30,
	2017	2016	2017	2016

Statutory U.S. Federal Income Tax Rate	35%	35%	35%	35%
State Income Taxes	3.5%	3.5%	3.5%	3.5%
Change in Valuation Allowance	(38.5)%	(38.5)%	(38.5)%	(38.5)%
Effective Income Tax Rate	0%	0%	0%	0%

A reconciliation of the income taxes computed at the statutory rate is as follows:

	Three-month period Ended September 30,		Six-month period Ended September 30,
	2017	2016	2017	2016

Tax at statutory rate (38.5%)	$3,224	$5,891	$3,378	$11,781
Increase in valuation allowance	(3,224)	(5,891)	(3,378)	(11,781)

Net deferred tax assets	$—	$—	$—	$—

NOTE 8. COMMITMENTS & CONTINGENCIES

Legal Proceedings

We were not subject to any legal proceedings the three and six-month periods ended September 30, 2017 and 2016, and, to the best of our knowledge, no legal proceedings are pending or threatened.

F-30

NOTE 9. SHAREHOLDERS’ DEFICIT

Preferred Stock

As of September 30, 2017 we were authorized to issue 50,000,000 share of preferred stock with a par value of $0.001.

No shares of preferred stock were issued and outstanding during the three and six-month periods ended September 30, 2017 and 2016.

Common Stock

As of September 30, 2017 we were authorized to issue 150,000,000 share of common stock with a par value of $0.001.

In the last Form 10-Q which we filed for the three and six months ended September 30, 2002, we disclosed that there were 23,600,012 shares issued and outstanding. In arriving at this number, we took into consideration the cancellation of 33,333 shares of common stock in respect of “cancellation on exercise of stock options”. Moreover, we further disclosed that we were authorized to issue a further 80,000 shares of common stock, with a fair value of $32,000, for services rendered during fiscal 2002 and 2003 that were not het issued at September 30, 2002.

Neither of these transaction, the cancellation of the 33,000 shares of common stock relating to the exercise of stock option or the proposed issuance of 80,000 shares of common stock for services, were ever consummated. Both these transactions are now null and void as they are either statute barred or were not included in the claims filed under the bankruptcy.

Consequently 23,633,345 shares of common stock were issued and outstanding both when we filed for bankruptcy effective November 20, 2003 and when our Chapter 7 case was closed by the Bankruptcy court on July 9, 2009.

At a Board meeting held on June 22, 2012:

i)	Ms. Mari Christie was appointed as a director of ours and was issued 50,000 shares of our common stock with a value of $80 ($0.0016 per share) as compensation for her role as a non-executive director,

ii)	Mr. Cutler was awarded was issued with 93,480,769 shares of our common stock with a value of $149,569 ($0.0016 per share) as reimbursement for expenses he had incurred on our behalf and as compensation for his role as an executive director and officer of ours, and

iii)	A consultant to of ours was issued with 5,000,000 shares of our common stock valued at $8,000 ($0.0016 per share) as compensation for his services to us.

Following the issuance of these shares, we had 122,164,114 shares of common stock issued and outstanding.

No shares of common stock were issued during the three and six-month periods ended September 30, 2017 and 2016.

As of September 30, 2017 and March 31, 2017, 122,164,114 shares of common stock were issued and outstanding.

Warrants

As of September 30, 2002, 15,897,668 warrants were issued and outstanding with exercise prices between $0.25 and $3.50 per share and expiration terms up until September 25,2006.

All issued and outstanding warrants expired by September 25,2006.

F-31

NOTE 9. SHAREHOLDERS’ DEFICIT (CONTINUED)

Warrants (Continued)

No warrants were issued subsequent to September 30, 2002.

No warrants were issued or outstanding during the three and six-month periods ended September 30, 2017 and 2016.

Stock Options

The Corporation has an incentive stock option plan, which provides for the granting by the Board of Directors of stock options to directors and officers for the purchase of authorized but unissued common shares.

As of September 30, 2002, 1,700,000 stock options were issued and outstanding.

No stock options were issued subsequent to September 30, 2002.

As of August 1, 2012, 1,500,000 stock options with an exercise price of $0.70 per share expired.

As of September 30, 2017 and 2016, 200,000 stock options with an exercise price of $0.001 and that do not expire were issued and fully vested.

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events after September 30, 2017 through November 7, 2017 and has determined there have been no subsequent events for which disclosure is required.